TABLE OF CONTENTS

WALDENCAST'S OPERATING AND FINANCIAL REVIEW AND PROSPECTS	2
FINANCIAL INFORMATION	F-16
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS	F-15
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS	F-16
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY	F-17
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS	F-18
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-19
SIGNATURE	40

WALDENCAST’S OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion and analysis should be read in conjunction with the other sections of this Report, including our unaudited condensed consolidated financial statements and the Annual Report on Form 20-F, filed with the SEC on March 20, 2025 (“2024 Annual Report”). For purposes of this document, the “Company”, “we”, or “our” refer to Waldencast plc, and its subsidiaries (“Waldencast”).
The following discussion contains forward-looking statements that reflect future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside of our control. Our actual results may differ significantly from those projected in the forward-looking statements. Certain amounts may not foot due to rounding.
Overview
Waldencast plc publishes condensed consolidated financial statements expressed in U.S. dollars. Our condensed consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”).
Waldencast, formerly known as Waldencast Acquisition Corp., is a Jersey incorporated company and UK tax resident. Waldencast plc and its consolidated subsidiaries, include, but are not limited to, Obagi Global Holdings Limited, a Cayman Islands exempted company, and its subsidiaries (collectively, “Obagi”, or “Obagi Medical”) and Milk Makeup LLC, a Delaware limited liability company, and its subsidiaries (collectively, “Milk”, or “Milk Makeup”), which Waldencast acquired on July 27, 2022 (the “Business Combination”).
Immediately prior to the closing of the Business Combination, Obagi carved out and distributed all of the outstanding shares of its subsidiary, Obagi Hong Kong Limited (“Obagi Hong Kong”), to its shareholder, Cedarwalk Skincare Ltd. (“Cedarwalk”) (the “Obagi China Distribution”). All sales of Obagi products in the People’s Republic of China, inclusive of the Hong Kong Special Administrative Region, the Macau Special Administrative Region, and Taiwan (the “China Region”) prior to the Business Combination had been conducted through Obagi Hong Kong and its subsidiaries (the “Obagi China Business”), which were not acquired by Waldencast in the Business Combination.
Waldencast, together with its consolidated subsidiaries, is a global multi-brand beauty and wellness platform whose ambition is to build a global best-in-class beauty and wellness multi-brand platform by creating, acquiring and accelerating the next generation of high-growth, purpose-driven brands that can benefit from the Company’s strong product and brand development capabilities.
The first step in realizing our vision was the Business Combination with Obagi Medical and Milk Makeup. Our business is organized into two reportable segments: Obagi Medical and Milk Makeup. Obagi Medical sells industry-leading, advanced skin care products backed by science and formulated to minimize signs of skin aging, address dark spots, hyperpigmentation, fine lines and wrinkles, and to protect and enhance skin tone and texture. To further realize our vision, we strategically expanded into the high-growth injectable dermal filler market with the acquisition of the exclusive rights to commercialize in the US the Saypha® dermal fillers line. Obagi Medical offers over 125 products in the U.S. through various channels including physician-dispensed and direct to consumer, as well as in over 100 countries through international distributors, royalty agreements and several entities based in Southeast Asia, and online through www.obagi.com. Milk Makeup creates vegan, cruelty-free, clean formulas and is headquartered in downtown New York City. Milk currently offers over 325 products primarily through its U.S. and international retail partners and online through www.milkmakeup.com.
Recent Events
Acquisition of Novaestiq Corp.
On July 22, 2025, Waldencast plc, together with its newly-formed and wholly-owned subsidiary, Novaestiq Holding LLC, a Delaware limited liability company (“Buyer”), entered into a common stock purchase agreement (the “Stock Purchase Agreement”) with NVQ Investors Holding, LLC, a Delaware limited liability company (“NVQ Holding”), Croma-Pharma GmbH, a company organized under the laws of Austria (“Croma”), and Novaestiq Corp. (“Novaestiq”), a Delaware corporation. Pursuant to the terms and conditions of the Stock Purchase Agreement, Buyer purchased 100% of Novaestiq’s issued and outstanding shares of common stock, par value $0.0001 per share. In connection with the Stock Purchase

Agreement, Waldencast plc entered into a registration right agreement and agreed to provide Croma and Novaestiq certain registration rights to the class A shares issued pursuant to or in connection with the Stock Purchase Agreement.
Novaestiq owns, among other things, the exclusive rights to commercialize and distribute certain late-stage cosmetic filler products in the brand name of Saypha® (the “Products”) in the United States, subject to approval of such Products by the U.S. Food & Drug Administration (the “FDA”). Saypha® is recognized globally as a proven, safe and efficacious hyaluronic acid (“HA”) injectable with high levels of patient satisfaction. Saypha® is distinguished by its proprietary technology delivering advanced HA treatments through a stable 3D matrix designed to provide natural-looking results with optimally balanced gel characteristics. This technology powers a portfolio of clinically proven products that lead in multiple performance categories including high HA content at injection, ideal gel distribution, and consistent injection force and swelling behavior. Saypha®, a product of Croma-Pharma GmbH, is developed and manufactured in Austria and marketed in over 80 countries, leveraging 40 years of expertise in HA-based treatments with more than 110 million syringes produced. This global reach and deep market insight allow for the delivery of trusted, personalized care to patients and professionals worldwide.
Under the terms of the definitive agreement relating to the transaction, Waldencast agreed to acquire Novaestiq in exchange for (i) certain amount of cash payable at closing, (ii) certain additional ongoing royalties based on net sales of Saypha® products, and (iii) the contingent issuance of Waldencast class A ordinary shares of a par value of $0.0001 per share (“class A shares”) (equal to approximately 7% of Waldencast’s fully diluted class A shares as of July 22, 2025), based on the receipt of FDA approval relating to the Saypha® products (triggering the issuance of 3,273,000 Waldencast class A shares) and the achievement of cumulative net revenue thresholds of (1) $100 million (triggering the issuance of an additional 3,273,000 Waldencast class A shares) and (2) $200 million (triggering the further issuance of 3,273,000 Waldencast class A shares), respectively, reflecting meaningful long-term commercial targets, with (1) and (2) being earnable until June 20, 2031.
On the date of acquisition, Saypha® MagIQ™ and Saypha® ChIQ™ were undergoing FDA approval. On September 10, 2025, the Company announced the FDA approved Obagi Saypha® MagIQ™ as an injectable hyaluronic acid gel in the U.S., upon which 3,273,000 class A shares were issued to NVQ Holding (on behalf of itself and its shareholders) and Croma.
Indebtedness
Amendment to the TCW Credit Agreement
On March 18, 2025, Milk Makeup, Obagi Cosmeceuticals LLC, a Delaware limited liability company (“Obagi Cosmeceuticals”, and together with Milk Makeup, the “Borrowers”), which are wholly owned subsidiaries of the Company, and the Company entered into a credit agreement (the “TCW Credit Agreement”) with the lenders party thereto (the “TCW Lenders”) and TCW Asset Management Company, LLC, as administrative agent (in such capacity, the “Administrative Agent”). The TCW Credit Agreement provides for a five-year secured first lien (i) term loan facility in an aggregate principal amount of $175.0 million (the “TCW Term Loans”) and (ii) revolving loan facility in an aggregate principal amount of up to $30.0 million (the “TCW Revolving Commitments”).
On July 22, 2025, the Borrowers, the Company and certain of their subsidiaries entered into the Limited Consent and First Amendment to the TCW Credit Agreement (the “Amendment No. 1”) with the Administrative Agent and the required TCW Lenders. Amendment No. 1, among other things, (i) modified certain financial covenants by (1) increasing the maximum Total Leverage Ratio (as defined in the TCW Credit Agreement) to 7.00 to 1.00 (for the second fiscal quarter of 2025) and 7.00 to 1.00 (for the third fiscal quarter of 2025) and (2) decreased the Minimum Fixed Charge Coverage Ratio (as defined in the TCW Credit Agreement) to 0.95 to 1.00 (for the second fiscal quarter of 2025) and 0.95 to 1.00 (for the third fiscal quarter of 2025) and (ii) increased the maximum interest rate margin applicable to the loans.
Borrowings under the TCW Credit Agreement, as amended by the Amendment No. 1, accrue interest at a rate per annum equal to, at the Borrowers’ option, (i) the Adjusted Term SOFR Rate (as defined in the TCW Credit Agreement and based on SOFR) plus an additional margin ranging from 6.25% per annum to 8.00% per annum or (ii) the Alternate Base Rate (as defined in the TCW Credit Agreement) plus an additional margin ranging from 5.25% per annum to 7.00% per annum, each depending on the Total Leverage Ratio (as defined in the TCW Credit Agreement) for the applicable determination period.

Lumina Credit Agreement
On November 14, 2025 (the “Signing Date”), the Company, along with the Borrowers, entered into a credit agreement (the “Lumina Credit Agreement”) with LSSF II Offshore Investments, LP, as administrative agent (in such capacity, the “Administrative Agent”), and the lenders party thereto (the “Lenders”). The Lumina Credit Agreement provides for a secured term loan facility in an aggregate principal amount of $225.0 million (the “Term Loans”), comprised of (i) a tranche of Term Loans in an aggregate principal amount of $195.0 million (the “Term Tranche A Loans”) and (ii) a tranche of Term Loans in an aggregate principal amount of $30.0 million (the “Term Tranche B Loans”). On November 17, 2025 (the “Closing Date”), the Lenders funded the Term Loans and the proceeds of the Term Loans were used to (i) repay in full all outstanding amount under, and terminate, the TCW Credit Agreement, (ii) pay fees and expenses relating to certain transactions contemplated by the Lumina Credit Agreement, and (iii) fund working capital and general corporate purposes.
The Term Loans mature on November 17, 2028 (the “Maturity Date”) and bear interest at an initial fixed rate of 14.75% per annum from the Closing Date until November 17, 2026 and the interest rate will increase by 0.25% for each three-month interval thereafter. The interest is payable in kind in arrears of each three-month interval after the Closing Date. The Term Loans have no scheduled amortization payments prior to the Maturity Date.
Certain repayment, prepayment or acceleration prior to the Maturity Date will be subject to a prepayment premium equal to (i) if made on or prior to the Targeted Liquidity Event Date (as defined in the Lumina Credit Agreement), an additional amount, which represents a minimum guaranteed return on the Term Loans (the “MOIC Amount”) and is calculated as a multiple of the principal being repaid, prepaid or accelerated that is 1.20:1.00, which is reduced to 1.015:1.00 for certain prepayments, (ii) if made after the Targeted Liquidity Event Date but on or prior to the date that is fifteen months after the Closing Date, 7.5% of the aggregate amount of all Term Loans so repaid, prepaid or accelerated, and (iii) if made after the date that is fifteen months after the Closing Date, 5.00% of the aggregate amount of all Term Loans so repaid, prepaid or accelerated.
Obligations under the Lumina Credit Agreement are guaranteed by the Company and are secured by a first priority lien on substantially all of the assets of the Borrowers and the other loan parties (other than the Company), subject to customary exceptions and limitations.
The Lumina Credit Agreement contains (i) customary representations and warranties, (ii) affirmative covenants, including compliance with a guarantor coverage test, commencement of Liquidity Events (as defined in the Lumina Credit Agreement), issuance of certain warrants (the “Warrants”) to purchase 1,000 ordinary shares of the Company per $1,000 principal amount of Term Tranche B Loans then outstanding by July 1, 2026, appointment of a board observer by the Administrative Agent as long as any Term Tranche B Loans remain outstanding and a board director upon the issuance of the Warrants, and other affirmative covenants as more fully described therein, (iii) negative covenants, including restrictions on incurring debt and liens, selling assets, certain fundamental changes, making investments and restricted payments, entering into certain transactions with affiliates and other negative covenants as more fully described therein and (iv) events of defaults, including, among other things, nonpayment, misrepresentation, breach of covenants, cross default with other indebtedness, certain bankruptcy related events.
Additionally, the Lumina Credit Agreement requires the Company, the Borrowers and their subsidiaries to comply with a financial covenant to maintain a maximum Total Leverage Ratio (as defined in the Lumina Credit Agreement) of 6.50 to 1.00 with steps down over time to 2.50 to 1.00, which commences on the Targeted Liquidity Date.
The foregoing description of the Lumina Credit Amendment should be read in conjunction with the full text of the Lumina Credit Agreement, which is attached hereto as Exhibit 99.2 and incorporated hereto by reference.
Obagi Japan Trademark Agreement
On November 13, 2025, Obagi Cosmeceuticals entered into a strategic transaction with Rohto Pharmaceutical Co.,Ltd. (“Rohto”), a global health and beauty company, with respect to the Obagi brand in Japan by entering into a trademark transfer agreement (the “Trademark Transfer Agreement”) and coexistence agreement (the “Trademark Coexistence Agreement”) dated the same date.
Under the terms of the Trademark Transfer Agreement, Obagi Cosmeceuticals has agreed to sell, assign, and irrevocably transfer to Rohto the ownership of certain specified trademarks, including all of those related to the "Obagi” brand registered with the Japan Patent Office and World Intellectual Property Organization for Japan (the “Obagi Japan

Trademarks”) and perpetual license, and distribution rights related to such Obagi Japan Trademarks in Japan (the “Acquired Rights”). This transfer grants Rohto the sole and exclusive ownership of the Acquired Rights in Japan for an aggregate purchase price of $82.5 million. Concurrently, the parties have mutually terminated certain prior licensing and supply agreements.
In conjunction with the transfer of the Acquired Rights, the parties have entered into a Trademark Coexistence Agreement to ensure that the use and registration of the Obagi Japan Trademarks by Rohto within Japan and by Obagi Cosmeceuticals and its affiliates outside of Japan do not result in consumer confusion. The Trademark Coexistence Agreement establishes a clear geographic delineation of the markets, with Rohto focused exclusively on the Japanese market and Obagi Cosmeceuticals and its affiliates retaining their rights in all other territories globally.
The majority of the proceeds received in connection with this transaction are intended to be used to repay a portion of the Lumina Credit Facility, with the remainder used to fund ongoing operational expenses.
The foregoing description of the Trademark Transfer Agreement and Trademark Coexistence Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Trademark Transfer Agreement and Trademark Coexistence Agreement, which are attached hereto as Exhibit 99.3 and Exhibit 99.4 and incorporated hereto by reference.
Strategic Review
On August 18, 2025, the Company announced that its Board of Directors (the “Board”) had resolved to undertake a review of a broad range of strategic alternatives available to the Company focused on maximizing shareholder value. In connection with this strategic review, the Board retained Lazard to serve as financial advisor to the Company. The Company does not intend to comment further on the status or timing of this process, unless or until the Board has approved a definitive course of action or if it is determined that other disclosure is appropriate. Given the broad nature of this review, there can be no assurance that this strategic review will result in the Company pursuing a transaction or any other particular outcome.
Components of Results of Operations
Net Revenue
Net revenue is generated through both of our operating segments and is recognized net of provisions for estimate volume rebates, discounts, markdowns, margin adjustments, returns and payments to distributors.
Net Product Revenue
Our Obagi Medical segment generates net revenue through direct product sales, sales to distributors and royalties. Direct sales predominantly consists of sales through our direct to physician channel, within which an Obagi Medical sales force manages relationships with a large network of physicians and similar accounts across the U.S., and DTC sales on www.obagi.com and Amazon. While all channels depend on the company’s ability to effectively drive demand for products, through innovation and effective marketing, the direct to physician channel performance is also directly linked to the performance of the sales team in opening new physician accounts and maintaining relationships with existing accounts.
Obagi Medical distributor revenue consists mostly of sales to international distributors across over 100 countries across Europe, Latin America, the Middle East, and Asia. To a more limited extent, Obagi Medical sells products in the U.S. for sale on third-party e-commerce websites, spas and through liquidation channels.
Milk Makeup generates the majority of its net revenue through direct sales, made up of DTC sales through its U.S. website www.milkmakeup.com and U.S. and international retail partners, including Sephora, Ulta Beauty, Lyko and select retailers in Scandinavia, and Space NK and Boots in the UK. Increasing retail sales of Milk Makeup products is a key driver of the brand’s success, through existing partners and building new partnerships in the U.S. and internationally. The brand launched in Ulta Beauty across the U.S. in Spring 2025 and expanded it direct-to-consumer presence at Amazon in Q2 2025.

Related Party Revenue
In connection with the Obagi China Distribution we entered into the IP License Agreement, the Supply Agreement, and a Transition Services Agreement (the “Transition Services Agreement”) with the Obagi China Business.
Under the IP License Agreement, we granted an exclusive license to certain intellectual property relating to the Obagi Medical brand to Obagi Hong Kong, and we retain the rights to such intellectual property to conduct the Obagi-branded business worldwide except for the China Region. Obagi Hong Kong purchases inventory from the U.S. for resale in the China Region and pays us a royalty on gross sales of licensed products.
Under the Supply Agreement, the Company supplies or causes to be supplied through certain Obagi CMOs products for distribution and sale in the China Region by the Obagi China Business. The Supply Agreement included transition provisions whereby the Company would supply goods to the Obagi China Business directly during an interim supply period. The parties continued to apply such interim terms until December 2024, at which point the remaining related party liability was released as the Company had fulfilled its contractual obligations related to pricing. The term of the Supply Agreement is perpetual, subject to termination for material breach and failure to cure or termination in the event that the IP License Agreement is terminated. In addition, the Transition Services Agreement expired in July 2023.
Royalties
Our Obagi Medical segment generates royalty revenue from the sale of products in China by Obagi Hong Kong and in Japan through a strategic licensing agreement with Rohto, a Japanese pharmaceutical manufacturer and distributor that sells a series of OTC and cosmetic products under the Obagi Medical brand name in the Japanese retail skincare channels. Performance of royalty revenue is impacted by the success of sales by Obagi Hong Kong and Rohto, as well as exchange rate fluctuations.
Cost of Goods Sold
Cost of goods sold (“COGS”) consists primarily of expenses related to inventory, and promotional product costs, including when inventory and promotional products are sold or written down, freight and inventory inspection costs, depreciation and amortization of product-related intangible asset and supply agreements. Finished goods are primarily purchased directly from third-party contract manufacturers (“CMOs”), with the increase in COGS being proportionate to increases in revenue.
Selling, General, and Administrative
Selling, general and administrative costs (“SG&A”) include expenses we incur in the ordinary course of business relating to personnel and stock-based compensation, marketing, supply chain, office costs, I.T., regulatory, research and development, and professional fees. We expect SG&A expenses to increase in absolute dollars as we continue to invest in building and maintaining our customer base, growing our business, enhancing our brand awareness, hiring additional personnel and upgrading and expanding our systems, processes, and controls to support the growth in our business, as well as our increased compliance and reporting requirements as a public company.
Loss on Impairment of Goodwill
Impairment of goodwill recognizes the difference between the carrying value and fair value of goodwill. The process of evaluating goodwill for impairment is subjective and requires significant judgment and estimates. At least annually, and more frequently if events and circumstances warrant, we test goodwill for impairment. This is performed first through an optional qualitative assessment and then, if indicators of impairment exist, through a quantitative assessment. When performing the optional qualitative analysis, we consider many factors including general economic conditions, industry and market conditions, financial performance, key business drivers, and long-term operating plans.
Depreciation and Amortization
Depreciation and amortization expenses are related to our property and equipment and intangible assets. Product-related intangible asset amortization is presented in cost of goods sold in the condensed consolidated statement of operations and comprehensive loss. Depreciation and amortization expenses not classified in cost of goods sold are presented in SG&A expenses.

Results of Operations
The Six Months Ended June 30, 2025 and Six Months Ended June 30, 2024
The following tables summarize our condensed consolidated statements of operations data, for the six months ended June 30, 2025 and six months ended June 30, 2024.

(In thousands)	Six months ended June 30, 2025	Six months ended June 30, 2024	Change ($)	Change (%)
Net revenue	$132,274	$131,582	$692	0.5
Cost of goods sold	39,805	37,404	2,401	6.4
Gross profit	$92,469	$94,178	$(1,709)	(1.8)
Selling, general and administrative	126,012	121,684	4,328	3.6
Loss on impairment of goodwill	152,018	—	152,018	—
Total operating expenses	$278,030	$121,684	$156,346	128.5
Operating loss	$(185,561)	$(27,506)	$(158,055)	574.6
Interest expense, net	12,695	8,711	3,984	45.7
Change in fair value of derivative warrant liabilities	(2,569)	(20,673)	18,104	(87.6)
Other income, net	(1,485)	(285)	(1,200)	421.1
Total other expenses (income), net	$8,641	$(12,247)	$20,888	(170.6)
Loss before income taxes	(194,202)	(15,259)	(178,943)	1172.7
Income tax benefit	(8,976)	(2,353)	(6,623)	281.5
Net loss	$(185,226)	$(12,906)	$(172,320)	1335.2

Net Revenue

Net revenue increased $0.7 million, or 0.5%, to $132.3 million for the six months ended June 30, 2025 from $131.6 million for the six months ended June 30, 2024. Growth was attributed to increases in direct to consumer digital channels and international distributors. Obagi Medical saw double digit growth in its digital channels and in international distributors. This was partially offset by lower sales in non-core channels that the Company strategically exited. Milk Makeup also experienced strong double digit growth in its US retail channels as a result of both the introduction of Ulta Beauty and a successful launch on Amazon. However, this growth was offset by a reduction of retail inventory levels across other channels.
Cost of Goods Sold
COGS increased $2.4 million, or 6.4%, to $39.8 million for the six months ended June 30, 2025 from $37.4 million for the six months ended June 30, 2024. The increase in promotional activities led to the clearance of additional inventory. This, in conjunction with the additional cost of returns, resulted in a higher cost of goods sold as a percentage of net revenue.
Selling, General and Administrative
SG&A expense increased $4.3 million, or 3.6%, to $126.0 million for the six months ended June 30, 2025 from $121.7 million for the six months ended June 30, 2024. The increase in SG&A expense was the result of increased marketing investments and supply chain infrastructure costs aimed at supporting future growth.
Loss on Impairment of Goodwill
The Company evaluates goodwill for impairment on an annual basis on October 1st and at an interim date if indicators of a potential impairment exist. During the six months ended June 30, 2025, there were indicators of a potential impairment of the Obagi Medical and the Milk Makeup reporting units. The Company performed its goodwill impairment analysis using the qualitative approach, and the analysis concluded that qualitative factors and relevant events and circumstances indicated it was more likely than not that the fair value of both reporting units was less than its respective carrying amount.

Therefore, the Company performed a quantitative goodwill impairment test for the reporting units. As a result, during the six months ended June 30, 2025, the Company recorded a non-cash impairment charge of $132.1 million within the Obagi Medical reporting unit and $20.0 million within the Milk Makeup reporting unit.
Since the carrying value of each reporting unit is now equal to its respective fair value, as of the impairment test date due to the impairment recognized in the period, if we are not successful in meeting our projected revenue or profitability growth rates, or if market conditions including inflation, the valuation of its competitors, or other negative factors exist, there could be a future decrease in the fair value of the Obagi Medical reporting unit or the Milk Makeup reporting unit below their respective carrying values resulting in additional future impairments.
No impairment of goodwill was recorded during the six months ended June 30, 2024.
Interest Expense, net
Interest expense, net increased $4.0 million, or 45.7%, to $12.7 million for the six months ended June 30, 2025 from $8.7 million for the six months ended June 30, 2024 primarily due to the higher interest rate and original issue discount on our TCW Term Loan and TCW Revolving Commitments.
As of June 30, 2025, the Company had unpaid principal of $174.6 million and $15.0 million on the TCW Term Loans and the TCW Revolving Commitments, respectively, with a weighted average interest rate of 11.7% and 12.4%, respectively, outstanding under the TCW Credit Agreement. As of December 31, 2024, the Company had unpaid principal of $153.1 million on the 2022 Term Loan and $15.0 balance drawn on the 2022 Revolving Credit Facility, with a weighted average interest rate of 8.7% and 8.7%, respectively, outstanding under the 2022 Credit Agreement.
Change in Fair Value of Derivative Warrant Liabilities
The change in fair value of derivative warrant liabilities was $2.6 million for the six months ended June 30, 2025 and $20.7 million for the six months ended June 30, 2024. These changes occur according to the remeasurement of the fair value of the warrants at the end of each reporting period following the Business Combination. The change in fair value of the warrant liabilities was the result of decreases in market prices of our common stock and other observable inputs deriving the value of the financial instruments.
Other Income, Net
Other income, net totaled $1.5 million of income for the six months ended June 30, 2025, consisting primarily of transactional foreign exchange gain.
Income Tax Benefit
Income tax benefit for the six months ended June 30, 2025 was $9.0 million with a corresponding effective tax rate of 4.6% compared to an income tax benefit of $2.4 million with a corresponding effective tax rate of 15.4% for the six months ended June 30, 2024. The change in effective tax rate is attributable to the change in pre-tax earnings during the comparable periods resulting from impairment adjustments and together predominantly for the fact of rate differences arising from the Company migrating its tax residence to the United Kingdom on October 29, 2024.
Non-GAAP Financial Measures
In addition to our results of operations and measures of performance determined in accordance with GAAP, we believe that certain non-GAAP financial measures are useful in evaluating and comparing our financial and operational performance over multiple periods, identifying trends affecting our business, formulating business plans, and making strategic decisions, as they are similar to measures reported by our public competitors.
Adjusted Gross Profit, Adjusted Gross Margin, and Adjusted EBITDA are key performance measures that our management uses to assess our financial performance and for internal planning and forecasting purposes. These metrics are not intended to be substitutes for any GAAP financial measures and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry. Additionally, investors should not solely rely on our non-GAAP financial measures as they do not reflect our current or future cash requirements and working capital needs.

There are limitations to non-GAAP financial measures because they exclude charges and credits that are required to be included in GAAP financial presentation. The items excluded from GAAP financial measures such as net income/loss to arrive at non-GAAP financial measures are significant components for understanding and assessing our financial performance. Non-GAAP financial measures should be considered together with, and not alternatives to, financial measures prepared in accordance with GAAP.
Adjusted Gross Profit and Adjusted Gross Margin
We define and calculate Adjusted gross profit as GAAP Gross Profit which excludes the impact of amortization of supply agreements and formulation intangible assets, discontinued product write-off, and the amortization of the fair value of the related party liability to Obagi China, which management believes is not reflective of core operating performance given the nature, size and non-recurring nature. We define and calculate Adjusted Gross Margin as Adjusted Gross Profit as a percentage of net revenue. We adjust for these items because we do not believe they reflect normal, recurring activity, may obscure underlying business trends and make comparisons of long-term performance challenging.
The table below presents our Adjusted Gross Profit and Adjusted Gross Margin based on the Company’s segments reconciled to our gross profit and gross margin, the closest GAAP measures for the periods indicated:

	Six months ended June 30, 2025			Six months ended June 30, 2024
(In thousands, except for percentages)	Obagi Medical	Milk Makeup	Waldencast (Total)	Obagi Medical	Milk Makeup	Waldencast (Total)
Net revenue	$71,416	$60,858	$132,274	$68,364	$63,218	$131,582
Gross Profit	51,497	40,972	92,469	49,570	44,608	94,178
Gross Margin %	72.1%	67.3%	69.9%	72.5%	70.6%	71.6%
Gross Margin Adjustments:
Amortization of the fair value of the related party liability(1)	—	—	—	(778)	—	(778)
Discontinued product write-off(2)	—	—	—	526	—	526
Amortization of intangible assets(3)	5,603	—	5,603	5,603	—	5,603
Adjusted Gross Profit	$57,100	$40,972	$98,072	$54,921	$44,608	$99,529
Adjusted Gross Margin %	80.0%	67.3%	74.1%	80.3%	70.6%	75.6%
(1) Relates to the fair value of the related party liability for the unfavorable discount to Obagi China as part of the Business Combination.
(2) Relates to the advanced purchase of specific products for the market in Vietnam sold through the Vietnam distributor that became obsolete when the contract was terminated.
(3) The Supply Agreement and Formulations intangible assets are amortized to COGS.

Adjusted EBITDA and Adjusted EBITDA Margin
We define and calculate Adjusted EBITDA as GAAP net income (loss) before interest income or expense, income tax expense (benefit), depreciation and amortization, and further adjusted for the items as described in the reconciliation below. We believe this information will be useful for investors to facilitate comparisons of our operating performance and better identify trends in our business. We define and calculate Adjusted EBITDA Margin as Adjusted EBITDA as a percentage of net revenue.
Adjusted EBITDA excludes certain expenses that are required to be presented in accordance with GAAP because management believes they are non-core to our regular business. These include:
•non-cash expenses, such as depreciation and amortization, stock-based compensation, the amortization of fair value and release of the related party liability to Obagi China, change in fair value of assets and liabilities, loss on impairment of goodwill, and foreign currency translation loss (gain);
•interest expense and income tax expense or benefit; and
•expenses that are not related to our underlying business performance, such as:
◦transaction-related costs which include mainly legal, advisory and consulting fees related to the restatement and acquisitions, and legal expenses in connection with the Business Combination and ongoing investigations;

◦non-recurring inventory recovery and discontinuation related to the termination of the relationship with the SA Distributor;
◦contract termination fees with certain distributors; and
◦other non-recurring costs, including tax restructuring.

The table below presents our Adjusted EBITDA reconciled to our net income (loss), the closest GAAP measure for the periods indicated:

	Six months ended June 30, 2025				Six months ended June 30, 2024
(In thousands, except for percentages)	Obagi Medical	Milk Makeup	Central costs	Waldencast (Total)	Obagi Medical	Milk Makeup	Central costs	Waldencast (Total)
Net Income (Loss)	$(146,489)	$(20,837)	$(17,900)	$(185,226)	$(11,435)	$4,926	$(6,397)	$(12,906)
Adjusted For:
Depreciation and amortization	20,842	9,182	—	30,024	20,790	9,224	—	30,014
Interest expense (income), net	9,559	(6)	3,142	12,695	6,322	5	2,384	8,711
Income tax expense (benefit)	(9,021)	35	10	(8,976)	(2,357)	—	4	(2,353)
Stock-based compensation expense	(394)	1,111	4,931	5,648	(985)	1,549	3,962	4,526
Restatement related costs(1)	(107)	—	816	709	755	—	8,615	9,370
Merger and acquisition related costs(2)	—	—	2,179	2,179	—	—	—	—
Change in fair value of assets and liabilities	18	—	(2,587)	(2,569)	—	—	(20,732)	(20,732)
Amortization of related party liability(3)	—	—	—	—	(778)	—	—	(778)
Loss on impairment of goodwill	132,058	19,960	—	152,018	—	—	—	—
Foreign currency translation (gain) loss	211	179	(1,484)	(1,094)	197	20	(139)	78
Other non-recurring costs(4)	1,008	63	1,227	2,298	685	—	1,069	1,754
Adjusted EBITDA	$7,685	$9,687	$(9,666)	$7,706	$13,194	$15,724	$(11,234)	$17,684
Net Revenue	$71,416	$60,858	$—	$132,274	$68,364	$63,218	$—	$131,582
Net Income (Loss) % of Net Revenue	(205.1)%	(34.2)%	N/A	(140.0)%	(16.7)%	7.8%	N/A	(9.8)%
Adjusted EBITDA Margin	10.8%	15.9%	N/A	5.8%	19.3%	24.9%	N/A	13.4%
(1) Includes mainly legal, advisory and consultant fees related to the financial restatement of the 2020-2022 periods and associated regulatory investigations and the Business Combination.
(2) Includes legal and advisory fees related to acquisitions, including due diligence and contract negotiations related to merger and acquisition transactions.
(3) Relates to the fair value of the related party liability for the unfavorable discount to the Obagi Medical China Business as part of the Business Combination.
(4) Other non-recurring costs not directly attributable to the above categories.
Liquidity and Capital Resources
We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital needs, capital expenditures, contractual obligations, debt service, acquisitions, and other commitments with cash flows from operations and other sources of funding. Our principal sources of capital and liquidity are our borrowings from banks and cash flows from operations.
On March 18, 2025, the Borrowers and the Company entered into the TCW Credit Agreement with the TCW Lenders and the Administrative Agent, as amended, restated, supplemented or otherwise modified from time to time. The TCW Credit Agreement provides for a five-year secured first lien (i) term loan facility in an aggregate principal amount of $175.0 million and (ii) revolving loan facility in an aggregate principal amount of up to $30.0 million, of which approximately $15.0 million in available capacity as of June 30, 2025.
We expect capital and operating expenditures to increase over the next several years as we expand our infrastructure, distribution channels and our commercialization, clinical trial, research and development and manufacturing activities.

If our net cash provided by operating activities and existing cash and cash equivalents are not sufficient to fund our operations in the future, or if we seek to expand or diversify through accretive acquisitions, we may need to seek additional credit or raise additional funds, and we cannot be certain that such funds will be available to us on acceptable terms when needed, if at all. If we are required to seek additional credit, our ability to in-license new technologies, develop future products or expand our pipeline of products could all be negatively impacted, which would have an adverse effect on our ability to grow our business and remain competitive. Further, we may decide to raise additional proceeds by issuing equity securities or securities that are convertible into our equity. If we sell such securities, investors may be materially diluted as a result of such offerings. In addition, if we raise additional funds through collaboration, licensing or other similar arrangements, we may be required to relinquish potentially valuable rights to our future products or proprietary technologies or grant licenses on terms that are not favorable to us. If we cannot raise funds on acceptable terms, we may not be able to expand our operations, develop new products, take advantage of future opportunities or respond to competitive pressures or unanticipated customer requirements.
As of June 30, 2025, we had cash, cash equivalents, and restricted cash of $10.5 million, of which $2.6 million is held in other currencies. As of December 31, 2024, we had cash, cash equivalents, and restricted cash of $16.3 million, of which $2.4 million is held in other currencies.
TCW Credit Agreement
On March 18, 2025, the Borrowers and the Company entered into the TCW Credit Agreement with the TCW Lenders and the Administrative Agent, as amended, restated, supplemented or otherwise modified from time to time. The TCW Credit Agreement provides for a five-year secured first lien (i) the TCW Term Loans and (ii) the TCW Revolving Commitments.
As of June 30, 2025, we had an unpaid principal amount of $174.6 million, and unamortized debt issuance costs of $5.3 million on the TCW Term Loan. The interest rate on the TCW Term Loan was 12.1% and there was $0.2 million accrued interest as of June 30, 2025.
As of June 30, 2025, the current liability portion of the TCW Term Loan and TCW Revolving Commitments was $3.5 million and $15.0 million, respectively. The current portion of the unamortized debt issuance costs on the TCW Term Loan and TCW Revolving Commitments were $1.1 million and $0.9 million, respectively. The weighted-average interest rate on the Term Loan was 11.7% and the Revolver was 12.4% and there was $0.9 million of accrued interest as of June 30, 2025.
See Note 6 to the Unaudited Condensed Consolidated Financial Statements for further details.
Condensed Consolidated Cash Flow Data
For the six months ended June 30, 2025 and six months ended June 30, 2024:

(In thousands)	Six months ended June 30, 2025	Six months ended June 30, 2024
Net cash used in operating activities	$(11,526)	$(11,382)
Net cash used in investing activities	$(3,334)	$(1,396)
Net cash provided by financing activities	$10,074	$11,314
Cash Flows Used in Operating Activities
Net cash used in operating activities was $11.5 million for the six months ended June 30, 2025 driven by the following:
•Net loss of $185.2 million primarily due to SG&A expenses related to non-recurring legal and advisory costs and non-cash charges that did not impact the cash-flow, related to: (i) loss on impairment of goodwill of $152.0 million, (ii) depreciation and amortization expenses of $30.0 million, (iii) stock based compensation of $5.6 million, and (iv) write-off of unamortized debt issuance costs of $2.5 million. The net loss was favorably impacted by income of $2.6 million related to the change in fair value of derivative warrant liabilities that did not impact cash flow.
•Cash outflows resulting from the net change in operating assets and liabilities of $4.7 million, primarily driven by an increase in inventories of $6.0 million, an increase in accounts receivable of $2.7 million, and a decrease in operating lease liabilities of $1.7 million, partially offset by an increase in accounts payable of $5.4 million and a decrease in prepaid expenses of $2.2 million.
•Non-cash reconciling credits related to deferred income taxes of $11.1 million.
Net cash used in operating activities was $11.4 million for the six months ended June 30, 2024 driven by the following:
•Net loss of $12.9 million primarily due to SG&A expenses related to non-recurring legal and advisory costs and non-cash charges that did not impact the cash-flow, related to: (i) depreciation and amortization expenses of $30.0 million, (ii) stock based compensation of $4.5 million, and (iii) non-cash lease expense of $2.1 million. The net loss was favorably impacted by income of $20.7 million related to the change in fair value of derivative warrant liabilities that did not impact cash flow.
•Cash outflows resulting from the net change in operating assets and liabilities of $11.4 million, primarily driven by a decrease in accounts payable of $8.4 million, an increase in accounts receivable of $7.1 million, and a decrease in operating lease liabilities of $2.4 million, partially offset by a decrease in inventories of $5.0 million. Operating cash outflow includes $14.7 million of non-recurring legal and advisory costs.
•Non-cash reconciling credits related to deferred income taxes of $2.4 million.
Cash Flows Used in Investing Activities
Net cash used in investing activities was $3.3 million for the six months ended June 30, 2025, primarily driven by capital expenditures.
Net cash used in investing activities was $1.4 million for the six months ended June 30, 2024, primarily driven by capital expenditures.
Cash Flows Provided by Financing Activities
Net cash provided by financing activities was $10.1 million for the six months ended June 30, 2025. The change was primarily driven by: (i) an increase in proceeds of $175.0 from the TCW Term Loan, (ii) an increase in proceeds of $35.0 million from the 2022 Revolving Credit Facility and TCW Revolving Commitments, (iii) a decrease from the repayment of $153.6 million primarily for the 2022 Term Loan, (iv) a decrease from the repayment of $35.0 for the 2022 Revolving Credit Facility and TCW Revolving Commitments, and (v) a decrease from the payment of debt issuance costs of $10.3 million.
Net cash provided by financing activities was $11.3 million for the six months ended June 30, 2024. The change was primarily driven by: (i) an increase in proceeds of $15.0 million from the 2022 Revolving Credit Facility, (ii) a decrease from the repayment of $2.2 million for the 2022 Term Loan and (iii) a decrease from the repayment of $1.0 million for the note payable.
Critical Accounting Estimates
There have been no significant changes to our critical accounting policies and estimates from the information provided in the 2024 Annual Report.
We assess goodwill annually on October 1st each year for impairment and at an interim date if indicators of a potential impairment exist. We have two goodwill reporting units, Obagi Medical and Milk Makeup, which are individually tested for impairment.
Our initial review for impairment of goodwill includes considering qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, as a basis for determining whether it is necessary to perform a quantitative analysis. If we determine that it is more likely than not that the fair value of reporting unit is less than its carrying value, a quantitative analysis is then performed to identify goodwill impairment.
Determining the fair value of a reporting unit requires significant estimates and assumptions. Management, with the assistance of an independent valuation firm, estimated the fair value of the reporting units using a combination of the income and market approaches, specifically the discounted cash flow (“DCF”) method and the guideline public company

(“GPC”) method, respectively. Under the DCF method, fair value is determined by discounting the estimated future cash flows of each reporting unit, which includes using management’s most recent projected long-term financial forecasts for revenue, earnings, operating margins, capital expenditures, working capital requirements and their expected growth rates. The discount rate used is intended to reflect the risks inherent in the future cash flows of the respective reporting unit. Under the GPC method, enterprise value (“EV”)-to-sales and EV-to-Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) were applied, with the selection based on assumed growth prospects, profitability, and the Company’s relative size within the peer group. The Company applies a weighted methodology considering the output from both methods.
The Company performed its goodwill impairment analysis using the qualitative approach, and the analysis indicated it was more likely than not that both Obagi Medical and Milk Makeup reporting units were impaired. As a result, the Company performed a quantitative goodwill impairment test for both reporting units on June 30, 2025. As of the testing date, the carrying value of the Obagi Medical reporting unit was $599.8 million, exceeding its fair value of $467.7 million by approximately 22.1%. As a result, we recorded a non-cash goodwill impairment charge of $132.1 million within the Obagi Medical reporting unit as of and for the six months ended June 30, 2025, as reflected in the condensed consolidated financial statements. As of the testing date, the carrying value of the Milk Makeup reporting unit was $280.9 million, exceeding its fair value of $261.0 million by approximately 7.1%. As a result, we recorded a non-cash goodwill impairment charge of $20.0 million within the Milk Makeup reporting unit as of and for the six months ended June 30, 2025, as reflected in the condensed consolidated financial statements.
Obagi Medical
As of June 30, 2025, the Obagi Medical reporting unit had a goodwill balance of $62.5 million. For the Obagi Medical reporting unit, the carrying value of the reporting unit, prior to the June 30, 2025 impairment, was equal to its fair value as of the last impairment test performed on October 1, 2024, leaving no remaining fair value cushion.
Fair value estimates result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions that have been deemed reasonable by our management as of the measurement date. The specific critical assumptions used in the fair value determination of Obagi Medical reporting unit include:
•Revenue and Profitability Forecasts: The forecasted revenue growth and EBITDA margins are based on a ten-year projection period reflecting strategic operating plans, including brand momentum, product innovation, international expansion efforts, and continued optimization of digital channels. Projected annual revenue and EBITDA growth rates are driven by industry trends and the Company’s strategic plans to boost sales through the development of existing channels, international expansion, and other growth initiatives, while enhancing efficiency through cost optimization and process improvements.
•Long term Growth Rate: A long-term growth rate of 3% was applied post-2034 using the Gordon Growth Model reflecting management’s expectations of long-term, sustainable growth aligned with industry norms.
•Discount Rate: The discount rate is based on the reporting unit’s Weighted Average Cost of Capital (“WACC”), which includes a Company-Specific Risk Premium (“CSRP”). The CSRP is re-evaluated annually based on forecast reliability and reflects business risk, including contingency allocations and sensitivity to underperformance scenarios.
•Central Cost Allocation: Corporate expenses are split evenly between Obagi Medical and Milk Makeup, as management believes this best reflects the shared nature of these costs, which are not directly driven by the relative size or performance of each unit.
•Market Multiples: Under the GPC method, EV-to-revenue (2.75x–3.00x) and EV-to-EBITDA (13.0x–17.0x) multiples were applied to 2025 projections, reflecting stronger growth outlook and larger revenue base compared to peers.
•Method Weighting: Management determined fair value using a weighted average of the DCF method (80%) and the GPC analysis (20%).
In determining the fair value, the Company acknowledges the inherent degree of uncertainty associated with key valuation assumptions, which are, by nature, forward-looking estimates.
•Revenue and Profitability Forecasts: A decrease in projected profitability growth by 5% could reduce the fair value by 21.2% or $99.2 million.

•Long-term Growth Rate: All other assumptions held constant, if the long-term projected growth rate was decreased by 0.5%; the estimated fair value would decrease by approximately 2.1% or $10.0 million.
•Discount Rate: An increase in WACC of 1% could reduce fair value by approximately 8.5% or $39.7 million.
•Market Multiples: Using lower EV-to-Revenue multiples (2.5x-2.75x) would reduce the GPC method output by 4.9% and could negatively impact the fair value by 0.9% or $4.2 million. Using lower EV-to-EBITDA multiples (12x -16x) would reduce the GPC method output by 3.0% and could negatively impact the fair value by 0.5% or $2.6 million.
•Method Weighting: Changing the current method weighting from 80% DCF and 20% GPC to an even 50% each could reduce fair value by approximately 3.3% or $15.4 million.
Milk Makeup
As of June 30, 2025, the Milk Makeup reporting unit had a goodwill balance of $115.1 million. The specific critical assumptions used in the fair value determination of Milk Makeup reporting unit include:
•Revenue and Profitability Forecasts: Management’s forecast of revenue growth and EBITDA margins is based on a ten-year projection period that incorporates planned investments in marketing and digitalization. The Company is expected to benefit from accelerating digital channel sales through platforms such as Amazon, Sephora, and milkmakeup.com, supported by continued investment in marketing initiatives. However, potential trade headwinds may impact revenue growth in the near future.
•Long term Growth Rate: A long-term growth rate of 3% was applied post-2034 using the Gordon Growth Model reflecting management’s expectations of long-term, sustainable growth aligned with industry norms.
•Discount Rate: The discount rate is based on the reporting unit’s WACC, which includes a CSRP. The CSRP is re-evaluated annually based on forecast reliability and reflects business risk, including contingency allocations and sensitivity to underperformance scenarios.
•Central Cost Allocation: As previously noted, corporate expenses are split evenly between Obagi Medical and Milk Makeup.
•Market Multiple: Under the GPC method, EV-to-revenue (2.00x–2.25x) multiple was applied to 2025 projections, reflecting stronger growth outlook and larger revenue base compared to peers.
•Method Weighting: Management determined fair value using a weighted average of the DCF method (80%) and the GPC analysis (20%).
In determining the fair value, the Company acknowledges the inherent degree of uncertainty associated with key valuation assumptions, which are, by nature, forward-looking estimates.
•Revenue and Profitability Forecasts: A decrease in projected profitability growth by 5% could reduce the fair value by 31.9% or $83.3 million.
•Long-term Growth Rate: All other assumptions held constant, if the long-term projected growth rate was decreased by 0.5%; the estimated fair value would decrease by approximately 1.9% or $5.0 million.
•Discount Rate: An increase in WACC of 1% could reduce fair value by approximately 9.1% or $23.7 million.
•Market Multiple: Using lower EV-to-Revenue multiples (1.75x-2.00x) would reduce the GPC method output by 11.1% and could negatively impact the fair value by 2.1% or $5.5 million.
•Method Weighting: Changing the current method weighting from 80% DCF and 20% GPC to an even 50% each could reduce fair value by approximately 1.9% or $4.9 million.
While we believe that the Company has used reasonable estimates and assumptions to calculate the fair value of the reporting units, it is possible a material change could occur due to changes in key assumptions.
Further impairment charges, if any, may be material to our results of operations and financial position.

Emerging Growth Company Accounting Election
Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. We are an “emerging growth company” as defined in Section 2(a) of the Securities Act, and have elected to take advantage of the benefits of this extended transition period, which means that when a standard is issued or revised and has different application dates for public or private companies, we, for so long as we remain an emerging growth company, will adopt the new or revised standard at the time private companies are required to adopt the new or revised standard.
Quantitative and Qualitative Disclosures About Market Risk
There have been no material changes to our primary risk exposures or management of market risks from those disclosed in the 2024 Annual Report.

FINANCIAL INFORMATION

Waldencast plc
Index to Unaudited Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Balance Sheets	F-17

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)	F-18

Unaudited Condensed Consolidated Statements of Shareholders’ Equity	F-19

Unaudited Condensed Consolidated Statements of Cash Flows	F-18

Notes to Unaudited Condensed Consolidated Financial Statements	F-22

WALDENCAST PLC
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)

	June 30, 2025	December 31, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,970	$14,802
Restricted cash	1,506	1,500
Accounts receivable, net	28,176	25,484
Related party accounts receivable (Note 15)	739	792
Inventories	59,148	53,104
Prepaid expenses	5,269	7,513
Other current assets	1,539	427
Total current assets	105,347	103,622
Property and equipment, net	6,715	5,831
Intangible assets, net	498,748	526,438
Goodwill	177,571	329,589
Right-of-use asset, net	8,885	9,839
Other non-current assets	483	541
TOTAL ASSETS	$797,749	$975,860
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$31,366	$25,087
Current portion of lease liabilities	2,821	2,766
Current portion of long-term debt	15,812	29,479
Other current liabilities	18,812	19,560
Total current liabilities	68,811	76,892
Long-term debt, net	163,174	137,137
Derivative warrant liabilities	2,434	5,021
Long-term lease liabilities	11,277	12,724
Deferred income tax liabilities	2,983	14,044
Other non-current liabilities	104	105
TOTAL LIABILITIES	248,783	245,923
COMMITMENTS AND CONTINGENCIES (NOTE 16)
SHAREHOLDERS’ EQUITY:
Preferred shares, 25,000,000 shares authorized, $0.0001 par value, none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value, 1,000,000,000 shares authorized; and 113,055,721 and 112,026,440 outstanding as of June 30, 2025 and December 31, 2024, respectively	11	11
Class B ordinary shares, $0.0001 par value, 100,000,000 shares authorized; and 10,366,528 and 10,666,528 outstanding as of June 30, 2025 and December 31, 2024, respectively	1	1
Additional paid-in capital	958,572	951,260
Retained earnings	(458,643)	(289,204)
Accumulated other comprehensive loss	(803)	251
Noncontrolling interest	49,828	67,618
TOTAL SHAREHOLDERS' EQUITY	548,966	729,937
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$797,749	$975,860

See accompanying notes to consolidated financial statements.

WALDENCAST PLC
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(In thousands of U.S. dollars, except share and per share data)

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024
Net revenue	$132,274	$131,582
Cost of goods sold	39,805	37,404
Gross profit	92,469	94,178
Selling, general and administrative	126,012	121,684
Loss on impairment of goodwill	152,018	—
Total operating expenses	278,030	121,684
Operating loss	(185,561)	(27,506)
Interest expense, net	12,695	8,711
Change in fair value of derivative warrant liabilities (Note 8)	(2,569)	(20,673)
Other income, net	(1,485)	(285)
Total other expenses (income), net	8,641	(12,247)
Loss before income taxes	(194,202)	(15,259)
Income tax benefit	(8,976)	(2,353)
Net loss	(185,226)	(12,906)
Net loss attributable to noncontrolling interests	(15,787)	(2,831)
Net loss attributable to Class A shareholders	$(169,439)	$(10,075)
Net loss per share attributable to Class A shareholders (Note 13):
Basic and Diluted	$(1.51)	$(0.09)
Shares used in computing net loss per share (Note 13):
Basic and Diluted	112,475,039	107,366,433

Net loss	$(185,226)	$(12,906)
Other comprehensive (loss) income — foreign currency translation adjustments, net of tax	(1,155)	71
Comprehensive loss	(186,381)	(12,835)
Comprehensive loss attributable to noncontrolling interests	(15,885)	(2,815)
Comprehensive loss attributable to Class A shareholders	$(170,496)	$(10,020)

See accompanying notes to consolidated financial statements.

WALDENCAST PLC
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars, except share data)

Shareholders' Equity Waldencast plc
	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interest	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
BALANCE—December 31, 2023	101,228,857	$9	20,847,553	$2	$871,527	$(246,761)	$(151)	$144,647	$769,273
Class B to Class A shares	8,794,222	1	(8,794,222)	(1)	—	—	—	—	—
Net loss	—	—	—	—	—	(10,075)	—	(2,831)	(12,906)
Stock-based compensation	428,018	1	—	—	4,525	—	—	—	4,526
RSU taxes paid on behalf of employees	—	—	—	—	(530)	—	—	—	(530)
Foreign currency translation adjustment	—	—	—	—	—	—	61	10	71
BALANCE—June 30, 2024	110,451,097	$11	12,053,331	$1	$875,522	$(256,836)	$(90)	$141,826	$760,434

BALANCE—December 31, 2024	112,026,440	$11	10,666,528	$1	$951,260	$(289,204)	$251	$67,618	$729,937
Class B to Class A shares	300,000	—	(300,000)	—	1,902	—	—	(1,902)	—
Net loss	—	—	—	—	—	(169,439)	—	(15,787)	(185,226)
Stock-based compensation	729,281	—	—	—	5,648	—	—	—	5,648
RSU taxes paid on behalf of employees	—	—	—	—	(238)	—	—	—	(238)
Foreign currency translation adjustment	—	—	—	—	—	—	(1,054)	(101)	(1,155)
BALANCE—June 30, 2025	113,055,721	$11	10,366,528	$1	$958,572	$(458,643)	$(803)	$49,828	$548,966

See accompanying notes to consolidated financial statements.

WALDENCAST PLC
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Six months ended June 30, 2025	Six months ended June 30, 2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(185,226)	$(12,906)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Stock-based compensation	5,648	4,526
Depreciation and amortization	30,024	30,014
Non-cash lease expense	1,213	2,111
Recovery for doubtful accounts	(22)	(826)
Change in fair value of derivative warrant liabilities	(2,569)	(20,673)
Amortization of debt issuance costs	653	954
Amortization of related party liability	—	(778)
Write-off of unamortized debt issuance costs	2,481	—
Deferred income taxes	(11,061)	(2,386)
Loss on impairment of goodwill	152,018	—
Gain on disposal of equipment	—	(8)
Changes in operating assets and liabilities:
Accounts receivable	(2,670)	(7,051)
Related party accounts receivable	53	637
Inventories	(6,044)	4,988
Prepaid expenses	2,243	53
Other current assets and other assets	(1,211)	(541)
Accounts payable	5,362	(8,358)
Related party accounts payable	—	239
Operating lease liabilities	(1,652)	(2,396)
Other current liabilities and other liabilities	(766)	1,019
Net cash used in operating activities	(11,526)	(11,382)
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditure on intangible assets	(765)	(176)
Capital expenditure on property and equipment	(2,569)	(1,286)
Cash receipt for interest rate collar premium	—	66
Net cash used in investing activities	(3,334)	(1,396)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from term loan	175,000	—
Proceeds from revolving credit facility	35,000	15,000
Repayment of term loan	(153,563)	(2,188)
Repayment of revolving credit facility	(35,000)	—
Payment of note payable	(830)	(968)
Payment of debt issuance costs	(10,295)	—
RSU taxes paid on behalf of employees	(238)	(530)
Net cash provided by financing activities	10,074	11,314
CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(4,786)	(1,464)
Effect of foreign exchange rates on cash and cash equivalents	(1,040)	73
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—Beginning of period	16,302	22,576
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—End of period	$10,476	$21,185

SUPPLEMENTAL CASH FLOW DATA – CASH PAID:
Income taxes	$785	$—
Interest paid	$9,180	$7,682

See accompanying notes to consolidated financial statements.

	Six months ended June 30, 2025	Six months ended June 30, 2024

Reconciliation of cash, cash equivalents and restricted cash. The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the unaudited condensed consolidated statements of cash flows that sum to the total of the same such amounts shown in the unaudited condensed consolidated statements of cash flows:

Cash and cash equivalents	$8,970	$19,691
Restricted cash	1,506	1,494
Total cash, cash equivalents and restricted cash shown in the unaudited condensed consolidated statements of cash flows	$10,476	$21,185

See accompanying notes to consolidated financial statements.

Waldencast plc NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (In U.S. dollars, except share and per share data)
1.ORGANIZATION AND DESCRIPTION OF BUSINESS
Basis of Presentation
Waldencast and its consolidated subsidiaries (the “Company”) has prepared the accompanying condensed consolidated financial statements pursuant to generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).
In the Company's opinion, all adjustments considered necessary for a fair presentation have been included. These statements omit certain information and footnote disclosures required for complete annual financial statements and, therefore, should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2024. Results of operations for the period ended June 30, 2025 are not necessarily indicative of the expected results for the remainder of the fiscal year.
Certain prior year amounts in the consolidated financial statements and notes have been reclassified to conform to current year presentation. These reclassifications had no effect on net income or loss, total assets, or shareholders’ equity. These include reclassifying research and development costs into selling, general and administrative costs and reclassifying gondolas into furniture and fixtures. Specifically, $1.8 million of research and development costs previously reported as “Research and development” for the six months ended June 30, 2024, has been reclassified to “Selling, General and Administrative costs” to better reflect the nature of these expenses. Additionally, $8.2 million of gondolas, previously reported as “gondolas” for the six months ended June 30, 2024, has been reclassified to “Furniture and fixture” to better reflect the nature of this property and equipment. Comparative amounts in the condensed consolidated statements of income and supplemental balance sheet disclosures have been adjusted accordingly.
Unless the context requires otherwise, the “Company”, “we”, or “our” refers to Waldencast together with its consolidated subsidiaries.
2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation—The accompanying condensed consolidated financial statements include the accounts of Waldencast and its consolidated subsidiaries. The Company consolidates entities in which the Company has a majority voting interest. The Company eliminates intercompany transactions and accounts in consolidation. The Company separately presents within equity on the condensed consolidated balance sheets the ownership interests attributable to parties with noncontrolling interests in the Company's consolidated subsidiaries, and separately presents net income attributable to such parties on the condensed consolidated statements of operations and comprehensive loss.
Emerging Growth Company—Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”), or do not have a class of securities registered under the Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, the Company, as an emerging growth company, will adopt the new or revised standard at the time private companies adopt the new or revised standard.
This may make comparison of the Company’s condensed consolidated financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates—The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, revenue recognition, stock-based compensation, goodwill valuation, inventory valuation, and valuation allowance for deferred tax assets. The Company bases its estimates on historical experience and assumptions that it believes are reasonable at the time. Due to the inherent uncertainty involved in making assumptions and estimates, changes in circumstances could result in actual results differing from those estimates, and such differences could be material to the Company’s condensed consolidated balance sheets and condensed consolidated statements of operations and comprehensive loss.
Potential events and/or changes in circumstances that could reasonably be expected to negatively affect our key assumptions include risks related to operational execution, exposure to international and digital markets, and broader macroeconomic conditions. These factors, such as delays in strategic initiatives, evolving consumer preferences, regulatory developments, competitive pressures, or leadership transitions, may impact valuation inputs like growth projections, discount rates, and market multiples, potentially leading to downward revisions in fair value estimates.
Concentrations and Credit Risk—Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash balances in accounts held by major banks and financial institutions located primarily in the U.S. and considers such risk to be minimal. Such bank deposits from time to time may be exposed to credit risk in excess of the Federal Deposit Insurance Corporation insurance limit.
The Company’s accounts receivable primarily represent amounts due from distributors, and third-party logistics companies, directly and indirectly from major retailers located both inside and outside the U.S. The Company mitigates its credit risks by performing ongoing credit evaluations of its customers’ financial conditions, monitoring payment frequency, and requiring customer advance payments in certain circumstances. The Company generally does not require collateral.
As of June 30, 2025, three U.S. customers accounted for 20%, 11%, and 10% of accounts receivable, respectively. As of December 31, 2024, one U.S. customer accounted for 33% of accounts receivable.
During the six months ended June 30, 2025, the Company purchased approximately 17% and 12% of inventory from two vendors. During the six months ended June 30, 2024, the Company purchased approximately 13% and 12% of inventory from two vendors.
As of June 30, 2025, one vendor exceeded 10% of accounts payable. As of December 31, 2024, no vendor exceeded 10% of accounts payable.
Recently Issued Accounting Standards, Not Yet Adopted
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which provides qualitative and quantitative updates to the rate reconciliation and income taxes paid disclosures, among others, in order to enhance the transparency of income tax disclosures, including consistent categories and greater disaggregation of information in the rate reconciliation and disaggregation by jurisdiction of income taxes paid. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2024. The Company will take account of the amendments to these annual disclosures in its full-year consolidated financial statements.
In November 2024, the FASB issued ASU 2024-03, Income Statement (Topic 220): Reporting Comprehensive Income – Expense Disaggregation Disclosures. The guidance will require disaggregated disclosures and of certain cost and expense categories presented on the face of the income statement. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027, with early adoption permitted. The Company is in the process of assessing the impact of this ASU on its future consolidated financial statements.

3.REVENUE
The Company disaggregates its revenue from customers by sales channel, as well as by revenue source and geographic region, based on the location of the end customer, as it believes this best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.
Revenue by Sales Channel
The Company’s revenue is primarily generated from product sales. Direct sales revenue listed in the table below includes (i) sales to physicians through a single authorized wholesale distributor (“Physician Channel Provider”), (ii) DTC sales via the Company’s e-commerce platforms, and (iii) sales directly to retailers. Distributors revenue includes products sold through distributors other than the Physician Channel Provider.
The Physician Channel Provider is an authorized wholesale distributor and service provider for the Company in the U.S. Revenue from sales to physicians and e-commerce customers made through this provider are considered direct sales revenue.
Total revenue by sales channel was as follows for the periods indicated:

	Six months ended June 30, 2025			Six months ended June 30, 2024
(In thousands)	Obagi Medical	Milk Makeup	Total	Obagi Medical	Milk Makeup	Total
Revenue by Sales Channel
Direct sales	$47,939	$59,546	$107,485	$46,300	$60,933	$107,233
Distributors	21,319	1,312	22,631	19,663	2,285	21,948
Net product sales	$69,258	$60,858	$130,116	$65,963	$63,218	$129,181
Royalties	2,158	—	2,158	2,401	—	2,401
Net revenue	$71,416	$60,858	$132,274	$68,364	$63,218	$131,582

For the six months ended June 30, 2025, four customers accounted for 15%, 15%, 12%, and 12% of the Company’s revenue, respectively. For the six months ended June 30, 2024, two customers accounted for 22% and 20% of the Company’s revenue.
Revenue by Geographic Region
Total revenue by geographic region, based on the location of the end customer, was as follows for the periods indicated:

(In thousands)	Six months ended June 30, 2025	Six months ended June 30, 2024
Revenue by Geographic Region
North America	$106,205	$95,469
Rest of the World	23,911	33,712
Net product sales	$130,116	$129,181
Royalties	2,158	2,401
Total	$132,274	$131,582

During the six months ended June 30, 2025, the one country that accounted for more than 10% of the Company’s total revenues was the United States, with net product sales amounting to $102.4 million.

During the six months ended June 30, 2024, the one country that accounted for more than 10% of the Company’s total revenues was the United States, with net product sales amounting to $90.0 million.
4.GOODWILL
The Company evaluates goodwill for impairment on an annual basis on October 1st and at an interim date if indicators of a potential impairment exist. The goodwill impairment test is conducted at the reporting unit level. The fair value of the Company’s reporting units is determined using a combination of the discounted cash flow method under the income approach and the guideline public company method under the market approach. Fair value estimates result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions that have been deemed reasonable by management as of the measurement date. Under the discounted cash flow method, fair value is determined by discounting the estimated future cash flows of each reporting unit, which includes using management’s most recent projected long-term financial forecasts for revenue, earnings, operating margins, capital expenditures, working capital requirements and their expected growth rates. The discount rate used is intended to reflect the risks inherent in the future cash flows of the respective reporting unit. Under the guideline public company method, fair value is estimated using market multiples of various financial metrics observed for the reporting unit’s comparable public companies.
During the six months ended June 30, 2025, there were indicators of a potential impairment of the Obagi Medical and Milk Makeup reporting units. The Company performed its goodwill impairment analysis using the qualitative approach, and the analysis concluded that qualitative factors and relevant events and circumstances indicated it was more likely than not that the fair value of both reporting units was less than their respective carrying amount. Therefore, the Company performed a quantitative goodwill impairment test for the reporting units. As a result, during the six months ended June 30, 2025, the Company recorded a non-cash impairment charge of $132.1 million within the Obagi Medical reporting unit and $20.0 million within the Milk Makeup reporting unit.
The following table presents changes in goodwill by reportable segment:

(In thousands)	Obagi Medical	Milk Makeup	Total Goodwill
Balance as of December 31, 2024	$194,517	$135,072	$329,589
Impairment loss	(132,058)	(19,960)	$(152,018)
Balance as of June 30, 2025	$62,459	$115,112	$177,571

5.INTANGIBLE ASSETS—NET
Intangible assets, net consisted of the following as of June 30, 2025:

(In thousands)	Weighted Average Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademark and trade name	14	$559,938	$(123,263)	$436,675
Customer/distributor relationships	11	36,685	(8,126)	28,559
Tretinoin distribution and supply agreement	5	38,900	(22,775)	16,125
Formulations	8	28,900	(11,730)	17,170
Patents	20	244	(25)	219
Total		$664,667	$(165,919)	$498,748

Intangible assets, net consisted of the following as of December 31, 2024:

(In thousands)	Weighted Average Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademark and trade name	14	$559,875	$(102,169)	$457,706
Customer/distributor relationships	11	36,000	(6,449)	29,551
Tretinoin distribution and supply agreement	5	38,900	(18,885)	20,015
Formulations	8	28,900	(9,943)	18,957
Patents	20	227	(18)	209
Total		$663,902	$(137,464)	$526,438
Amortization expense was $28.5 million and $28.3 million for the six months ended June 30, 2025 and six months ended June 30, 2024, respectively.

6.DEBT

(In thousands)	Maturity Date	As of June 30, 2025	As of December 31, 2024
2022 Term Loan	July 2026	$—	$153,125
TCW Term Loans	March 2030	174,563	—
Note Payable	May 2025	—	830
2022 Revolving Credit Facility	July 2026	—	15,000
TCW Revolving Commitments	March 2030	15,000	—
Unamortized debt issuance costs		(10,577)	(2,339)
Net carrying amount		$178,986	$166,616
Less: Current portion of long-term debt		(15,812)	(29,479)
Total long-term portion		$163,174	$137,137
Note Payable — Directors and Officers (“D&O”) Insurance
In July 2024, the Company entered into an agreement with a financing company for $1.6 million to finance its D&O insurance policy. The terms of the agreement stipulated equal monthly payments of principal and interest payments of $0.2 million over a ten-month period, ending in May 2025, which had been fully repaid as of June 30, 2025. Interest was accrued on this loan at an annual rate of 8.25%.
In August 2023, the Company entered into an agreement with a financing company for $2.4 million to finance its D&O insurance policy. The terms of the agreement stipulated equal monthly payments of principal and interest payments of $0.2 million over a ten-month period, ending in May 2024, which had been fully repaid as of June 30, 2024. Interest was accrued on this loan at an annual rate of 8.2%.
TCW Credit Agreement
On March 18, 2025, Milk Makeup LLC, a Delaware limited liability company (“Milk Makeup”), Obagi Cosmeceuticals LLC, a Delaware limited liability company (and together with Milk Makeup, the “TCW Borrowers”), which are wholly owned subsidiaries of the Company, and the Company entered into a credit agreement (the “TCW Credit Agreement”) with the lenders party thereto (the “TCW Lenders”) and TCW Asset Management Company, LLC, as administrative agent (in such capacity, the “Administrative Agent”). The TCW Credit Agreement provides for a five-year secured first lien (i) term loan facility in an aggregate principal amount of $175.0 million (the “TCW Term Loans”) and (ii) revolving loan facility in an aggregate principal amount of up to $30.0 million (the “TCW Revolving Commitments”). Borrowings under the TCW Credit Agreement will accrue interest at a rate per annum equal to, at the

TCW Credit Agreement TCW Borrowers’ option, (i) the Alternate Base Rate (as defined in the TCW Credit Agreement) plus an additional margin ranging from 5.25% per annum to 6.50% per annum or (ii) the Adjusted Term SOFR Rate (as defined in the TCW Credit Agreement and based on SOFR) plus an additional margin ranging from 6.25% per annum to 7.50% per annum, each depending on the Total Leverage Ratio (as defined in the TCW Credit Agreement) for the applicable determination period. There are certain prepayment, termination or reduction on or prior to the fourth anniversary of the Closing Date (as defined in the TCW Credit Agreement) will be subject to a prepayment premium, as set forth in the TCW Credit Agreement.
Obligations under the TCW Credit Agreement will be guaranteed by and secured by a first priority lien on substantially all of the assets of the TCW Credit Agreement Borrowers, the TCW Credit Agreement Parent Guarantor and certain of their subsidiaries, subject to customary exceptions and limitations. The TCW Credit Agreement contains (i) customary representations and warranties and affirmative covenants, (ii) negative covenants, including restrictions on incurring debt and liens, selling assets, certain fundamental changes, making investments and restricted payments, entering into certain transactions with affiliates, hoarding certain cash and other negative covenants as more fully described therein, and (iii) events of defaults, including, among other things, nonpayment, misrepresentation, breach of covenants, cross default with other indebtedness, loss of certain licenses, certain bankruptcy related events, indictment of a loan party and other events of default as more fully described therein.
In connection with the issuance of the TCW Credit Agreement, the Company incurred $6.6 million of debt issuance costs. As of June 30, 2025, the Company had unpaid principal of $174.6 million and $15.0 million on the TCW Term Loan and the TCW Revolving Commitments, respectively. The TCW Term Loan and the TCW Revolving Commitments had total unamortized debt issuance costs of $10.6 million as of June 30, 2025. As of June 30, 2025, the weighted average interest rate was 11.7% for the TCW Term Loan and 12.4% for the TCW Revolving Commitments. The current liability portion of the TCW Term Loan and the TCW Revolving Commitments was $3.5 million and $15.0 million, respectively. The current portion of the unamortized debt issuance costs on the TCW Term Loan and the TCW Revolving Commitments was $1.1 million and $0.9 million, respectively. The accrued interest was $0.9 million as of June 30, 2025.
Amendment to the TCW Credit Agreement
On July 22, 2025, the Borrowers, the Company and certain of their subsidiaries entered into the Limited Consent and First Amendment to the TCW Credit Agreement (the “Amendment No. 1”) with the Administrative Agent and the required TCW Lenders. Amendment No. 1, among other things, (i) modified certain financial covenants by (1) increasing the maximum Total Leverage Ratio (as defined in the TCW Credit Agreement) to 7.00 to 1.00 (for the second fiscal quarter of 2025) and 7.00 to 1.00 (for the third fiscal quarter of 2025) and (2) decreasing the Minimum Fixed Charge Coverage Ratio (as defined in the TCW Credit Agreement) to 0.95 to 1.00 (for the second fiscal quarter of 2025) and 0.95 to 1.00 (for the third fiscal quarter of 2025) and (ii) decreased the maximum interest rate margin applicable to the loans.
Borrowings under the TCW Credit Agreement, as amended by the Amendment No. 1, accrued interest at a rate per annum equal to, at the Borrowers’ option, (i) the Adjusted Term SOFR Rate (as defined in the TCW Credit Agreement and based on SOFR) plus an additional margin ranging from 6.25% per annum to 8.00% per annum or (ii) the Alternate Base Rate (as defined in the TCW Credit Agreement) plus an additional margin ranging from 5.25% per annum to 7.00% per annum, each depending on the Total Leverage Ratio (as defined in the TCW Credit Agreement) for the applicable determination period.
2022 Credit Agreement
In June 2022, Waldencast Finco Limited (the “Borrower”), a wholly-owned subsidiary of the Company, together with Waldencast Partners LP and certain of its subsidiaries as guarantors, entered into the 2022 Credit Agreement with the lenders party to the 2022 Credit Agreement and JPMorgan, as administrative agent for the lenders party to the 2022 Credit Agreement. The 2022 Credit Agreement provided the Company with access to a term loan of $175.0 million (the “2022 Term Loan”) and a revolving credit capacity with a borrowing capacity of up to $45.0 million (the “2022 Revolving Credit Facility”), of which up to $7.5 million was available, at Borrower’s option, to be drawn in form of letters of credit (“2022 Letter of Credit”). The 2022 Credit Agreement was secured by the assets of the Company. The 2022 Credit Agreement restricted the Company’s ability to make certain distributions or dividends, subject to a number of enumerated exceptions. In connection with the issuance of the 2022 Credit Agreement, the Company incurred $6.3 million of debt issuance costs. The proceeds of initial borrowing under the TCW Credit Agreement were used to repay in full all outstanding amounts under, and terminate, the 2022 Credit Agreement.

7.LEASES
The Company has operating leases for real estate properties for office and warehouse spaces with initial terms between approximately 1 and 11 years, respectively. Some of the Company’s lease contracts include options to extend the leases for up to 5 years. Our lease agreements generally do not contain any residual value guarantees or restrictive covenants.
The Company determines if a contract contains a lease at inception of the arrangement based on whether the Company has the right to obtain substantially all of the economic benefits from the use of an identified asset and whether the Company has the right to direct the use of an identified asset in exchange for consideration, which relates to an asset that the Company does not own. Right of use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. The Company includes options that are reasonably certain to be exercised as part of the lease term. The Company may negotiate termination clauses in anticipation of any changes in market conditions but generally, these termination options are not exercised and not considered in the determination of the lease term. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. ROU assets are recognized on the balance sheet based on the lease liability adjusted for any initial direct costs, lease incentives received, and prepaid rent. The Company may elect to apply the short-term lease exception for leases with a term of 12 months or less. These leases will be not be recognized as an ROU asset or lease liability. The short-term lease payments will be expensed on a straight-line basis over the lease term.
The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate (“IBR”), because the interest rate implicit in most of the Company’s leases is not readily determinable. The IBR is a hypothetical rate based on the Company’s understanding of what its credit rating would be, and resulting interest the Company would pay, to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in the Company’s lease liability calculation. Variable lease payments may include costs such as common area maintenance, utilities, or other costs. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments is incurred. The Company has elected not to separate non-lease components from lease components and accounts for them as a single lease component. The Company has also elected the short-term lease recognition exemption for all leases that qualify.
The Company’s lease expenses of $1.9 million and $1.8 million during the six months ended June 30, 2025 and six months ended June 30, 2024 were composed of operating lease costs. The Company does not have any finance leases, short-term lease costs or variable lease costs.
Supplemental cash flow information related to the Company’s operating leases was as follows:

(In thousands)	Six months ended June 30, 2025	Six months ended June 30, 2024
Cash paid for amounts included in the measurement of operating lease liabilities:	$2,009	$1,882
Right-of-use assets obtained in exchange for new operating lease liabilities:	$174	$131

Texas Leases
In December 2021 and July 2022, Obagi entered into a lease for a warehouse and office space, respectively, in Texas as part of their plans to relocate headquarters from California. The warehouse and office space leases will expire in 2032 and 2033, respectively.

The warehouse space was never made operational and in 2023, the Company permanently decided not to use the warehouse with no intention to occupy or utilize the space in the future, and actively began marketing the space for sublease. The Company entered into a sublease for the warehouse space that will run through February 2032 with annual rent of $0.3 million. The sublease does not contain a provision for early termination or extension at the end of the lease.
In September 2023, Obagi vacated the Texas office space and relocated its headquarters back to California, permanently deciding to not use the office with no intention to occupy or utilize the space in the future, and actively began marketing the space for sublease. The Company has entered into a sublease for the office space that will run through December 2025 with annual rent of $0.4 million. The sublease does not contain a provision for early termination or extension at the end of the lease.
The Company estimated the fair values using discounted cash flows from the estimated net sublease rental income as of the date the decision to sublease was made. The impairment charges are included in selling, general and administrative expense in the condensed consolidated statements of operations and comprehensive loss.
8.FINANCIAL INSTRUMENTS
Warrant Liabilities
Waldencast issued 11,499,950 public warrants at its IPO and sold 5,933,333 private warrants to Waldencast Long-Term Capital LLC (the “Sponsor”). It also entered into a Forward Purchase Agreement (“FPA”) with the Sponsor and Zeno Investment Master Fund (f/k/a Dynamo Master Fund), a member of the Sponsor (“Zeno”), later assigned to Burwell Mountain Trust (“Burwell”), under which Burwell and Zeno committed to subscribe for and purchase 16,000,000 Class A shares and 5,333,333 warrants (the “Sponsor FPA Warrants”). A separate FPA with Beauty Ventures LLC committed up to $173.0 million for 17,300,000 Class A shares and 5,766,666 warrants (the “Third-Party FPA Warrants” and together with the Sponsor FPA Warrants, the “FPA Warrants”). Additionally, Waldencast issued 1,000,000 warrants to its Sponsor to settle a $1.5 million loan, with these and the Third-Party FPA Warrants classified as “Private Placement Warrants”.
As of June 30, 2025, all of the warrants, totaling 29,533,182, remained issued and outstanding. The Company recognized a gain of $2.6 million and a gain of $20.7 million from the change in fair value of the Public Warrants and Private Placement Warrants in the Company’s condensed consolidated statements of operations and comprehensive loss during the six months ended June 30, 2025 and six months ended June 30, 2024, respectively.
Following Waldencast’s change of incorporation from the Cayman Islands to Jersey, both Public Warrants and Private Placement Warrants entitle holders to purchase one Class A ordinary share at $11.50 per share, with Public Warrants exercisable only in whole units and becoming exercisable 30 days after Waldencast’s acquisition of Milk Makeup on July 27, 2022 (the “Business Combination”). Public Warrants expire on June 27, 2027, unless earlier redeemed by the Company under specific conditions. The terms of the Third-Party FPA Warrants are identical to those of the Public Warrants, while the Sponsor Loan and Sponsor FPA Warrants are identical, except that they and the Class A ordinary shares issuable upon the exercise of such warrants were not transferable, assignable or salable until 30 days after the completion of the Business Combination, subject to certain limited exceptions.

9.FAIR VALUE MEASUREMENTS
The following tables presents information by period about the Company’s financial instruments that are measured at fair value on a recurring basis, by level, within the fair value hierarchy:

	As of June 30, 2025
(In thousands)	Total	Quoted Prices in Active Market	Significant Other Observable Inputs	Significant Other Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
Liabilities:
Derivative warrant liabilities - Public	$961	$961	$—	$—
Derivative warrant liabilities - Private	$1,472	$—	$1,472	$—

	As of December 31, 2024
(In thousands)	Total	Quoted Prices in Active Market	Significant Other Observable Inputs	Significant Other Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
Liabilities:
Derivative warrant liabilities - Public	$1,983	$1,983	$—	$—
Derivative warrant liabilities - Private	$3,038	$—	$3,038	$—
Private derivative warrants are classified as Level 2 financial instruments. The fair value of the Level 2 Private Placement Warrant liabilities has been measured based on the fair value of Public Warrant liabilities.
10.SUPPLEMENTAL BALANCE SHEET DISCLOSURES
Accounts Receivable, Net
As of June 30, 2025, accounts receivable, net consisted of accounts receivable of $28.3 million, less provision for credit losses of $0.1 million. As of December 31, 2024, accounts receivable, net consisted of accounts receivable of $25.6 million, less recovery for credit losses of $0.1 million.
The change in the allowance for doubtful accounts were as follows:

(In thousands)	Six months ended June 30, 2025	Year ended December 31, 2024
Balance at beginning of period	$108	$1,552
Provision (recovery) for credit losses	22	(996)
Write-off of uncollectible accounts, net	(31)	(448)
Balance at end of period	$99	$108

Inventories
The components of inventories were as follows:

(In thousands)	As of June 30, 2025	As of December 31, 2024
Work in process	$11,375	$8,354
Finished goods	47,773	44,750
Total inventories	$59,148	$53,104
Property and Equipment, Net
Property and equipment, net consisted of the following:

(In thousands)	As of June 30, 2025	As of December 31, 2024
Computer hardware, software and equipment	$759	$742
Furniture and fixture	11,699	9,848
Machinery and equipment	603	598
Internally developed software	2,135	1,739
Construction in process	296	—
Leasehold improvements	2,104	2,100
Total property and equipment	$17,596	$15,027
Less accumulated depreciation	(10,881)	(9,196)
Property and equipment, net	$6,715	$5,831
Depreciation expense for property and equipment for the six months ended June 30, 2025 and six months ended June 30, 2024 was $1.6 million and $1.7 million, respectively.
Depreciation expense pertains to property and equipment utilized as part of the Company’s SG&A activities and therefore has not been allocated to cost of goods sold.
Other Current Liabilities
The major components of other current liabilities consisted of the following:

(In thousands)	As of June 30, 2025	As of December 31, 2024
Accrued salaries and related expenses	$4,302	$9,155
Accrued sales returns and damages	5,736	2,723
Accrued interest	945	1,424
Accrued professional services	3,134	3,832
Income taxes payable	2,467	408
Other	2,228	2,018
Total	$18,812	$19,560

11.STOCK-BASED COMPENSATION
Incentive Award Plan
The Company maintains two equity incentive plans: (i) our 2022 Incentive Award Plan (the “Plan”), which became effective on July 27, 2022 in connection with the closing of the Business Combination, and (ii) our 2022 Inducement Incentive Award Plan (the “2022 Inducement Plan”), which became effective on September 16, 2022.
The Plan provides for incentives to be provided to selected officers, employees, non-employee directors and consultants of the Company in the form of options, stock appreciation rights, restricted stock, restricted stock units (“RSUs”), stock bonuses or other stock-based awards granted under the Plan.
Under the 2022 Inducement Plan, we may grant RSUs, performance-vested share units, non-qualified options, SARs, other stock-based awards (valued in whole or in part by reference to, or otherwise based on our ordinary shares, including dividend equivalents) and bonuses payable in fully vested ordinary shares to individuals who satisfy the standards for inducement grants under Rule 5635(c)(4) of the NASDAQ Listing Rules and the related guidance issued thereunder.
The notional maximum number of ordinary shares authorized under the Plan as of June 30, 2025 was 26,704,741 (the “Share Reserve”). The Share Reserve automatically increases on January 1st of each calendar year by 3% of the total ordinary shares issued and outstanding, or a lesser amount as determined by the Company’s Board of Directors (the “Board”). All shares reserved for issuance under the 2022 Plan may be granted as incentive stock options. As of June 30, 2025, taking into account previous grants and forfeitures, the Company had 11,485,816 ordinary shares remaining available for future issuances under the Plan.
In April 2024, the Company granted 48,880 RSUs to members of its Creative Council, of which 15,040 vested immediately. During August 2024, the Company granted 56,177 restricted stock units, which vested on March 10, 2025. As of June 30, 2025, all Creative Council restricted stock units had vested.
Additionally, during 2024, the Company granted 3,757,661 RSUs in aggregate. Of this total, 3,444,831 RSUs were granted to employees and 312,830 RSUs were granted to the Company's founders. Upon grant, 376,577 RSUs vested immediately, while the remainder are scheduled to vest on an annual basis.

As of June 30, 2025, a total of 1,088,315 RSUs that were previously granted had either vested or been forfeited. This total includes 879,761 RSUs issued to employees and 208,554 RSUs issued to the founders. The remaining RSUs are subject to the original vesting schedules.

Strategic Growth Incentive
In January 2023, the Company granted an aggregate of 2,290,000 strategic growth incentive 2025 awards (the “SGI 2025 Awards”) in performance vested share units to certain Company employees, in an amount up to 200% of the target share units allocated to the program, which are based on meeting the Company’s net revenue and EBITDA targets for the year ended December 31, 2025. The SGI Awards had a grant date fair value per share of $8.88 and require a one-year post vesting holding period once the shares have been awarded. In April 2024, the Company granted an 166,667 strategic growth incentive 2027 awards (the “SGI 2027 Awards”) in performance vested share units in an amount up to 200% of the target share units allocated to the program, which are based on meeting the respective Company’s net revenue and EBITDA targets for the year ended December 31, 2027. The SGI 2027 Awards had a grant date fair value of $6.48 and require a one-year post vesting holding period once the shares have been awarded.
Founder Replacement Options
In August 2022, the Company granted a total of 11,500,000 stock options to the two founders of Waldencast that vested based on service over six-years. On April 9, 2025, the Board canceled all the original founder options (both vested and unvested) and replaced them with new founder options. A total of 5,730,000 replacement options were granted which will vest in three equal installments beginning on January 1, 2026 and each anniversary thereafter; subject to the founders continued employment with the Company.

Stock option activity for the six months ended June 30, 2025 was as follows:

	Number of Common Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate intrinsic Value (in thousands)
Balance as of December 31, 2024	17,137,358	$10.48	6.4	$1,156
Granted	5,730,000	3.98	6.5	—
Exercised	—	—	—	—
Forfeited	(11,664,657)	13.13	—	—
Balance as of June 30, 2025	11,202,701	4.40	6.0	272
Exercisable as of June 30, 2025	5,445,414	4.70	5.2	272
Vested and expected to vest as of June 30, 2025	11,202,701	$4.40	6.0	$272
Stock option activity for the six months ended June 30, 2024 was as follows:

	Number of Common Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate intrinsic Value (in thousands)
Balance as of December 31, 2023	18,915,358	$9.10	7.3	$47,792
Granted	—	—	—	—
Exercised	150,000	0.68	—	—
Forfeited	(439,085)	5.39	—	—
Balance as of June 30, 2024	18,626,273	9.22	6.8	2,054
Exercisable as of June 30, 2024	7,394,683	6.08	5.7	2,054
Vested and expected to vest as of June 30, 2024	18,626,273	$9.22	6.8	$2,054
Restricted stock activity for the six months ended June 30, 2025 was as follows:

	Shares	Weighted Average Grant Date Fair Value per Share
Outstanding as of December 31, 2024	7,583,255	$4.61
Granted	—	—
Forfeited	(171,231)	5.62
Vested	(542,114)	4.91
Outstanding as of June 30, 2025	6,869,910	$4.57

Restricted stock activity for the six months ended June 30, 2024 was as follows:

	Shares	Weighted Average Grant Date Fair Value per Share
Outstanding as of December 31, 2023	2,296,831	$9.16
Granted	1,191,011	5.34
Forfeited	(594,607)	7.15
Vested	(741,789)	9.28
Outstanding as of June 30, 2024	2,151,446	$7.36

Stock-compensation expense for the six months ended June 30, 2025 and the six months ended June 30, 2024 was $5.6 million and $4.5 million, respectively. The unrecognized compensation cost as of June 30, 2025 for stock options and restricted stock was $14.6 million and $8.5 million, respectively. These costs are expected to be recognized over a weighted-average service period of 1.5 and 1.9 years for stock options and restricted stock, respectively.
12. SHAREHOLDERS’ EQUITY
Share Capital
Under the Company’s Memorandum of Association (the “Constitutional Document”), its authorized share capital consists of 1,000,000,000 Class A ordinary shares, 100,000,000 Class B ordinary shares, and 25,000,000 Preferred Shares, each having a par value of $0.0001. As of June 30, 2025, there were 113,055,721 and 10,366,528 Class A and Class B ordinary shares, respectively, issued and outstanding. The Company did not have any Preferred Shares issued and outstanding as of June 30, 2025.
Each Class A ordinary share is entitled to one vote per share. The Company can, at the discretion of the Board, declare dividends and distributions out of the funds of the Company lawfully available therefor. In the event of a voluntary or involuntary liquidation or wind-up, assets available for distribution among the holders of Class A ordinary shares will be distributed on a pro rata basis.
Each Class B ordinary share is entitled to one vote per share and will vote together with holders of Class A ordinary shares as a single class. Class B ordinary shares are non-economic shares that are not entitled to dividends. Upon a liquidation, dissolution or winding up of the Company, the holders of Class B ordinary shares will not be entitled to receive any assets of the Company, except to the extent of the par value of their shares, pro rata with the distributions that are shared with the Class A ordinary shares.
Class B ordinary shares were issued by the Company to the Milk Members in connection with the Business Combination, giving rise to noncontrolling interest in the Company’s controlled subsidiary, Waldencast Partners LP. As such, the Constitutional Document prohibits issuances of additional shares of Class B ordinary shares, unless issued to a noncontrolling interest in connection with the Company’s Up-C structure. Class B ordinary shares are convertible into Class A ordinary shares on a one-to-one basis at the option of the holder. If such option is exercised, the exchanged Class B ordinary shares will automatically be surrendered and retired for no consideration. If the Company issues or redeems Class B ordinary shares, Waldencast Partners LP is obligated to issue or redeem a corresponding number of Waldencast LP partnership units, such that the number of issued and outstanding partnership units at any time will correspond and be equivalent to the then number of issued and outstanding Class B ordinary shares.

13. NET LOSS PER SHARE
The Company uses the weighted average ownership percentages during the period to calculate the net loss per share attributable to public shareholders and the noncontrolling interest holders. The following table sets forth the computation of basic and diluted net loss using the treasury stock method:

(In thousands, except for share and per share amounts)	Six months ended June 30, 2025	Six months ended June 30, 2024
Numerator:
Net loss	$(185,226)	$(12,906)
Net loss attributable to noncontrolling interest	(15,787)	(2,831)
Net loss attributed to Class A shareholders - basic and diluted EPS	(169,439)	(10,075)
Denominator:
Weighted-average basic shares outstanding	112,475,039	107,366,433
Effect of dilutive securities	—	—
Weighted-average diluted shares	112,475,039	107,366,433
Basic and diluted net loss per share	$(1.51)	$(0.09)
The following table represents potential ordinary shares outstanding that were excluded from the computation of diluted net loss per share of common share because their effect would have been anti-dilutive:

	Six months ended June 30, 2025	Six months ended June 30, 2024
Warrants	29,533,182	29,533,282
Stock options	11,202,701	18,626,273
Restricted stock	6,869,910	2,151,446
Total	47,605,793	50,311,001

14. INCOME TAX BENEFIT
On July 4, 2025, the U.S. enacted the One Big Beautiful Bill Act which provides for modification of the existing U.S. international tax framework plus permanent extension of certain Tax Cuts and Jobs Act provisions. The Company is currently assessing the impact of this legislation on our condensed consolidated financial statements.
In determining the quarterly provisions for income taxes, the Company uses the estimated annual effective tax rate applied to the actual year-to-date income tax benefit, adjusted for discrete items arising in that quarter. In addition, the effect of changes in enacted tax laws or rates and tax status is recognized in the interim period in which the change occurs. The table below sets forth information related to our income tax expense:

	Six months ended June 30,		Change
(In thousands, except percentage)	2025	2024
Income tax benefit	(8,976)	(2,353)	(6,623)
Effective tax rate	4.6%	15.4%	(10.8)%
The Company is subject to taxation in the U.S. and various state and foreign jurisdictions. The change in the effective tax rate for the six months ended June 30, 2025, when compared to the six months ended June 30, 2024, is attributable to the change in pre-tax earnings during the comparable periods resulting from impairment adjustments and together predominantly for the fact of rate differences arising from the Company migrating its tax residence on October 29, 2024. Our future effective tax rate may vary from the statutory tax rate due to the mix of earnings in tax jurisdictions with different statutory tax rates, items permanently nondeductible, or to changes in valuation allowance.

15. RELATED PARTY TRANSACTIONS
Indemnification Agreements
The Company has entered into indemnification agreements with each of its directors and executive officers. The indemnification agreements provide, to the fullest extent permitted under law, indemnification against all expenses, judgments, fines and amounts paid in settlement relating to, arising out of or resulting from an indemnitee’s status as a director, officer, employee, fiduciary or agent of the Company or any other corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other entity which such person is or was serving at the Company’s request as a director, officer, employee or agent. In addition, the indemnification agreements provide that the Company will advance, to the extent not prohibited by law, the expenses incurred by the indemnitee in connection with any proceeding, and such advancement will be made within thirty (30) days after the receipt by the Company of a statement requesting such advances from time to time, whether prior to or after final disposition of any proceeding. During the six months ended June 30, 2025, the total benefit related to the indemnification agreements was $0.1 million, primarily due to the receipt of insurance proceeds that were higher than the estimated receivables initially recorded in the prior fiscal year. During the six months ended June 30, 2024, the total expense related to the indemnification agreements was $0.7 million, net of insurance reimbursements.
Transactions with Cedarwalk in Connection with the Business Combination
Immediately prior to the closing of the Business Combination, Obagi carved out and distributed all of the outstanding shares of its subsidiary, Obagi Hong Kong Limited (“Obagi Hong Kong”), to its shareholder, Cedarwalk Skincare Ltd. (“Cedarwalk”) (the “Obagi China Distribution”). All sales of Obagi products in the People’s Republic of China, inclusive of the Hong Kong Special Administrative Region, the Macau Special Administrative Region, and Taiwan (the “China Region”) prior to the Business Combination had been conducted through Obagi Hong Kong and its subsidiaries (the “Obagi China Business”), which were not acquired by Waldencast in the Business Combination.
In connection with the Obagi China Distribution, the Company entered into an Intellectual Property License Agreement (the “IP License Agreement”), a Global Supply Services Agreement (the “Supply Agreement”), and a Transition Services Agreement (the “Transition Services Agreement”) with Obagi Hong Kong, which is owned by Cedarwalk, the former owner of Obagi and a beneficial holder of 25.3% of the Company’s fully diluted Class A ordinary shares as of June 30, 2025.
Under the IP License Agreement, the Company exclusively licenses intellectual property relating to the Obagi brand to the Obagi China Business, and the Company retains the rights to such intellectual property to conduct the Obagi-branded business worldwide except for the China Region. The Obagi China Business pays the Company a royalty on gross sales of licensed products. The IP License Agreement is perpetual subject to certain conditions. During the six months ended June 30, 2025, there was no net revenue generated from related party royalties. During the six months ended June 30, 2024, net revenue generated from related party royalties was $0.1 million.
Under the Supply Agreement, the Company supplies or causes to be supplied through certain Obagi CMOs products for distribution and sale in the China Region by the Obagi China Business. The Supply Agreement included transition provisions whereby the Company would supply goods to the Obagi China Business directly during an interim supply period. The parties continued to apply such interim terms until December 2024, at which point the remaining related party liability was released as the Company had fulfilled its contractual obligations related to pricing. The term of the Supply Agreement is perpetual, subject to termination for material breach and failure to cure or termination in the event that the IP License Agreement is terminated. During the six months ended June 30, 2025, there was no net revenue or related cost of goods sold generated from supplying products to the Obagi China Business. During the six months ended June 30, 2024, net revenue generated from supplying products to the Obagi China Business was $1.1 million and the related cost of goods sold was $0.3 million.
As of June 30, 2025, the Company had $0.7 million in related party accounts receivable from the Obagi China Business in the condensed consolidated balance sheet. As of December 31, 2024, the Company had $0.8 million in related party accounts receivable from the Obagi China Business in the condensed consolidated balance sheet.
In addition, the parties had entered into a Transition Services Agreement, which expired in July 2023.

Milk
Milk Makeup subleases from Milk Studios Los Angeles LLC (“Milk Studios”) certain space in Los Angeles, CA on a month-to-month basis. Milk Makeup primarily uses these facilities for corporate offices and as an in-house studio. Milk Makeup also receives certain services from an employee of Milk Studios. During the six months ended June 30, 2025, the Company incurred administrative fees of $0.2 million, which is recorded in SG&A expenses in the condensed consolidated statements of operations and comprehensive loss. During the six months ended June 30, 2024, the Company incurred administrative fees of $0.2 million, which is recorded in SG&A expenses in the condensed consolidated statements of operations and comprehensive loss.
One of the cofounders of Milk Makeup and a shareholder of the Company is party to an influencer agreement with Milk Makeup pursuant to which the shareholder provides certain brand services to Milk Makeup. Milk Makeup paid $0.1 million and $0.1 million in fees pursuant to this agreement during the six months ended June 30, 2025 and the six months ended June 30, 2024, respectively.
16. COMMITMENTS AND CONTINGENCIES
Legal Proceedings
Except for the SEC investigation described below, the Company is not involved in any material litigation nor, to management’s knowledge, was any material litigation threatened against the Company, which if adversely determined could have a material adverse impact on the Company.
SEC Investigation
The Audit and Governance Committee of the Board of Directors engaged in a review of certain accounting practices applied to the Company’s financial statements through December 31, 2022. The Company proactively and voluntarily self-reported the review to the SEC. In connection with this matter, the Company received a document subpoena from the SEC in September 2023. Although the Company is fully cooperating with the SEC’s investigation and continues to respond to requests related to this matter, it cannot predict when the SEC will complete its investigation or its outcome and potential impact such outcome may have on the Company’s business. Any remedial measures, sanctions, fines or penalties, including, but not limited to, financial penalties and awards, injunctive relief and compliance conditions, imposed on the Company could have a material adverse effect on its business, financial condition and results of operations.
17. SEGMENT REPORTING
The Company reports segment information based on the management approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of our reportable segments. The Company determined that it has two operating and reportable segments: Obagi Medical and Milk Makeup. Each segment represents a business unit that focuses on distinct products, markets, and customers.
Obagi Medical - this segment consists of the business of Obagi. Obagi’s business activities include developing, marketing, and selling skin health products. These assets and activities are conducted by Obagi Global Holdings Limited and its wholly-owned subsidiaries.
Milk Makeup - this segment consists of the business of Milk Makeup. Milk Makeup’s business activities include developing, marketing, and selling cosmetics, skincare, and other beauty products. Milk Makeup generates revenue from the sale of cosmetics to retailers, including off-price retailers, and sales DTC via its website.
The Company's chief operating decision maker (“CODM”) is its Chief Executive Officer, who utilizes adjusted gross profit as the financial measure for assessing the performance of each segment. The CODM evaluates each segment's performance by comparing the current period's adjusted gross margin to those of prior periods and allocates resources based on the adjusted gross margin.

The following includes segment revenue and significant segments expenses:

	Six months ended June 30, 2025			Six months ended June 30, 2024
(In thousands)	Obagi Medical	Milk Makeup	Total	Obagi Medical	Milk Makeup	Total
Net revenue	$71,416	$60,858	$132,274	$68,364	$63,218	$131,582
Adjusted cost of goods sold(1)	(14,316)	(19,886)	(34,202)	(13,443)	(18,610)	(32,053)
Adjusted gross profit	$57,100	$40,972	$98,072	$54,921	$44,608	$99,529
(1) Adjusted cost of goods sold excludes the fair value of the related party liability for the unfavorable discount to Obagi China as part of the Business Combination, the advance purchase of specific products for the market in Vietnam sold through the SA Distributor that became obsolete when the contract was terminated, and the Supply Agreement and Formulations intangible assets are amortized to cost of goods sold.
The following table reconciles total consolidated adjusted gross profit to consolidated net loss before and after income taxes:

(In thousands)	Six months ended June 30, 2025	Six months ended June 30, 2024
Adjusted gross profit	$98,072	$99,529
Amortization of the fair value of the related party liability(1)	—	(778)
Discontinued product write-off(2)	—	526
Amortization of intangible assets(3)	5,603	5,603
Selling, general and administrative	126,012	121,684
Loss on impairment of goodwill	152,018	—
Interest expense, net	12,695	8,711
Change in fair value of derivative warrant liabilities	(2,569)	(20,673)
Other income, net	(1,485)	(285)
Loss before income taxes	$(194,202)	$(15,259)
(1) Relates to the fair value of the related party liability for the unfavorable discount to Obagi China as part of the Business Combination.
(2) Relates to the advance purchase of specific products for the market in Vietnam sold through the SA Distributor that became obsolete when the contract was terminated.
(3) The Supply Agreement and Formulations intangible assets are amortized to cost of goods sold.
The Company does not evaluate performance or allocate resources based on segment asset data, and therefore such information is not presented. All of the Company’s long-lived assets are located in the U.S.

18. SUBSEQUENT EVENTS
Novaestiq Corp. Acquisition
On July 22, 2025, the Company and the Buyer, entered into the Stock Purchase Agreement and a related registration rights agreement with NVQ Investors Holding, LLC (“NVQ Holding”), a Delaware limited liability company, Croma-Pharma GmbH (“Croma”), a company organized under the laws of Austria, and Novaestiq Corp., a Delaware corporation. Pursuant to the terms and conditions of the Stock Purchase Agreement, Buyer purchased 100% of Novaestiq Corp.’s issued and outstanding shares of common stock, par value $0.0001 per share. Novaestiq Corp. owns, among other things, the exclusive rights to commercialize and distribute certain late-stage cosmetic filler products in the brand name of Saypha® (the “Products”) in the United States of America, which were subject to approval of such Products by the U.S. Food & Drug Administration (the “FDA”) at the time of acquisition. The total consideration paid to NVQ Holding and Croma pursuant to the Stock Purchase Agreement consisted of (i) $3,000,000 in aggregate cash, subject to certain customary adjustments based on Closing Indebtedness, Closing Cash, Transaction Expenses, and Current Liabilities, (ii) certain additional ongoing royalties based on net sales of Saypha® products, and (iii) contingent consideration in the form of up to 9,819,000 unregistered Class A ordinary shares, par value $0.0001 per share, of the Company (“Class A Shares”), (1) 3,273,000 of such 9,819,000 Class A Shares are issuable upon the achievement of approval by the FDA of any Product and (2) the remainder of such 9,819,000 Class A Shares are issuable upon the achievement of certain sales milestones related to the Products ((1) and (2) collectively, the “Contingent Share Consideration”).
On September 10, 2025, the FDA approved Obagi® Saypha® MagIQ™ as an injectable hyaluronic acid gel in the U.S, upon which 3,273,000 Class A shares were issued to NVQ Holding and Croma.
Lumina Credit Agreement
On November 14, 2025 (the “Signing Date”), the Company, along with its indirect wholly-owned subsidiaries, Milk Makeup LLC and Obagi Cosmeceuticals LLC (the “Borrowers”) entered into a credit agreement (the “Lumina Credit Agreement”) with LSSF II Offshore Investments, LP, as administrative agent (in such capacity, the “Administrative Agent”), and the lenders party thereto (the “Lenders”). The Lumina Credit Agreement provides for a secured term loan facility in an aggregate principal amount of $225.0 million (the “Term Loans”) comprised of (i) a tranche of Term Loans in an aggregate principal amount of $195.0 million (the “Term Tranche A Loans”) and (ii) a tranche of Term Loans in an aggregate principal amount of $30.0 million (the “Term Tranche B Loans”). On November 17, 2025 (the “Closing Date”), the Lenders funded the Term Loans. The Term Loans mature on November 17, 2028 (the “Maturity Date”) and bear interest at an initial fixed rate of 14.75% per annum from the Closing Date until November 17, 2026, and the interest rate will increase by 0.25% for each three-month interval thereafter. The interest is payable in kind in arrears of each three-month interval after the Closing Date. The Term Loans have no scheduled amortization payments prior to the Maturity Date.
Certain repayment, prepayment or acceleration prior to the Maturity Date will be subject to a prepayment premium equal to (i) if made on or prior to the Targeted Liquidity Event Date (as defined in the Lumina Credit Agreement), an additional amount, which represents a minimum guaranteed return on the Term Loans (the “MOIC Amount”) and is calculated as a multiple of the principal being repaid, prepaid or accelerated that is 1.20:1.00, which is reduced to 1.015:1.00 for certain prepayments, (ii) if made after the Targeted Liquidity Event Date but on or prior to the date that is fifteen months after the Closing Date, 7.5% of the aggregate amount of all Term Loans so prepaid, (iii) if made after the date that is fifteen months after the Closing Date, 5.00% of the aggregate amount of all Term Loans so prepaid.
The proceeds of the Term Loans were used to (i) repay in full all outstanding amount under, and terminate, the TCW Credit Agreement, (ii) pay fees and expenses relating to certain transactions contemplated by the Lumina Credit Agreement, and (iii) fund working capital and for general corporate purposes.
The Lumina Credit Agreement contains affirmative covenants, including issuance of certain warrants to the Lender that hold Term Tranche B Loans to purchase up to 1,000 ordinary shares of the Company per $1,000 principal amount of Term Tranche B Loans then outstanding on or prior to July 1, 2026 so long as any Term Tranche B Loans are then outstanding.
Obagi Japan Trademark Agreement
On November 13, 2025, Obagi Cosmeceuticals entered into a strategic transaction with Rohto Pharmaceutical Co.,Ltd. (“Rohto”), a global health and beauty company, with respect to the Obagi brand in Japan by entering into a trademark transfer agreement (the “Trademark Transfer Agreement”) and coexistence agreement (the “Trademark Coexistence Agreement”) dated the same date.
Under the terms of the Trademark Transfer Agreement, Obagi Cosmeceuticals has agreed to sell, assign, and irrevocably transfer to Rohto the ownership of certain specified trademarks, including all of those related to the “Obagi” brand registered with the Japan Patent Office and World Intellectual Property Organization for Japan (the “Obagi Japan Trademarks”) and perpetual license, and distribution rights related to such Obagi Japan Trademarks in Japan (the “Acquired Rights”). This transfer grants Rohto the sole and exclusive ownership of the Acquired Rights in Japan for an aggregate purchase price of $82.5 million. Concurrently, the parties have mutually terminated certain prior licensing and supply agreements.
In conjunction with the transfer of the Acquired Rights, the parties have entered into a Trademark Coexistence Agreement to ensure that the use and registration of the Obagi Japan Trademarks by Rohto within Japan and by Obagi Cosmeceuticals and its affiliates outside of Japan do not result in consumer confusion. The Trademark Coexistence

Agreement establishes a clear geographic delineation of the markets, with Rohto focused exclusively on the Japanese market and Obagi Cosmeceuticals and its affiliates retaining their rights in all other territories globally.
The majority of the proceeds received in connection with this transaction are intended to be used to repay a portion of the Lumina Credit Facility, with the remainder used to fund ongoing operational expenses.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

WALDENCAST PLC

November 24, 2025	By:	/s/ Manuel Manfredi
Name: Manuel Manfredi
Title: Chief Financial Officer and Principal Financial Officer